
04046356

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kerry Group plc

*CURRENT ADDRESS Prince's Street
Tralee
Co. Kerry
Ireland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34842 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 11/30/04



the science of food


KERRY

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

Sales increased by 8.5% to €1,955 million.

Operating profit* increased by 10.2% to €146.8 million.

Operating margin* increased from 7.4% to 7.5%.

Adjusted profit after tax* up 10.7% to €94.8 million.

Earnings per share* increased by 10.4% to 50.9 cent.

Interim dividend per share increased by 11.1% to 4.5 cent.

* Before goodwill amortisation and exceptional items

Results

The Group continued to perform strongly in the first half of 2004, delivering good results throughout all core businesses. In a very busy period for the Group, Kerry invested considerable management and financial resources in the further development of its lifestyle and nutritional foods, flavours and ingredient ranges, while also extending its technology portfolio into bio-ingredients and pharma-ingredients growth sectors.

Throughout all Group markets the heightened awareness of balanced dietary requirements and healthy lifestyles experienced in 2003 continued to drive consumer demand for more varied, tasteful, convenient, nutritional food and beverage products in the period under review. Total Group turnover in the first six months of 2004 grew to €1,955m, reflecting an increase of 8.5% on the same period of 2003. Acquisitions concluded primarily during the second quarter contributed €73m to this result. Adjusting for the impact of foreign exchange translation, acquisitions and divestitures, on a like-for-like basis sales increased by 3.8% compared with the first half of 2003. Operating profit before goodwill and exceptional items increased by 10.2% to €147m. Notwithstanding the busy acquisition programme in the period, the consistency of Group performance was again exemplified through the increase in the Group operating margin to 7.5% from 7.4% in the same period of 2003 and 7.1% in the same period of 2002. Adjusted profit after tax increased by 10.7% to €94.8m. Earnings per share before goodwill and exceptionals increased by 10.4% to 50.9 cent. Allowing for goodwill and exceptional items (including exceptional restructuring costs in the half year of €6.7m) basic FRS3 earnings per share was reported at 33.1 cent compared to 33.4 cent for the first half of 2003.

Operations Reviews

Ireland and Rest of Europe

Building on the strong sales growth achieved in Ireland in 2002 and in 2003, sales originating from Irish based operations again grew satisfactorily to a level of €670m (H1 2003 : €656m). Operating profit increased to €32.2m, from €31.6m in the first half of 2003.

European operations (excluding Ireland) increased sales by 11.6% to €694m and increased operating profits by 10.9% to €52.4m.

Development across European markets was again fuelled by demand for more impactful flavours, new functional health and 'wellness' food and beverages, and greater convenience. Kerry continued to make good progress across European food ingredient markets. Growth continued through sauces and culinary systems for the prepared meals sector. Development through added-value food coatings applications was maintained with steady progress in the seafood and poultry sectors and into new foodservice categories.

The German market showed encouraging progress overall but market conditions in France, particularly for seasonings, proved difficult due to the poor barbecue season.

Development across the overall European snack sector also proved slow during the period. However, in Eastern Europe, particularly in the E.U. accession countries, seasonings and coatings continued to record good growth.

In line with increasing demand for functional, high protein and low-carbohydrate ingredients, Kerry continued to make good progress through its Irish based speciality dairy ingredients and protein facilities. Fruit preparations also benefited from such trends, in particular the Kerry Ravifruit range and functional/health confectionery items from the York (UK) based sweet ingredients facilities. To maximise technical synergies across Group ingredients businesses, cross divisional business development teams have been established to lead development in the functional bar sector and in the sports/lifestyle nutrition sectors.

In European flavour markets, Mastertaste Italy again significantly outperformed the market through sweet, savoury and beverage applications. Capitalising on recent acquisitions and the division's sweet and beverage flavour development capabilities, Mastertaste Europe successfully established a strong technical platform for development in such categories in Europe.

In the UK and Irish consumer foods markets, Kerry Foods again recorded encouraging progress. All Kerry branded categories continued to out-perform market growth rates. Cheestrings is now the leading brand in its sector of the UK cheese snacks market. Stage 1 of the major expansion programme at the Charleville production plant to expand capacity across the Cheestrings range was completed during the half year at a cost of €5m. The second phase of this €14m investment programme will commence during the second half of 2004. Charleville Cheese also continued to build on its brand leadership position in the natural cheese market in Ireland. Denny again made good progress in the sausage, rasher and pre-packed cooked meats market in Ireland, leading market development in all categories. Performance through the new Freshways manufacturing facility in Dublin proved very satisfactory, fuelling good growth in the pre-packed sandwich sector and in 'on-the-go' salads. In response to the increasing trend towards convenient health functional foods and beverages, Dawn Dairies successfully launched Dawn Omega Milk on the Irish market in March 2004. Available in full-fat and low-fat variants, Dawn is the first milk brand in the market to offer fresh milk as a medium to introduce essential Omega-3 fatty acids. Kerry Spring also recorded encouraging results through the launch of Kerry Spring Still Flavoured Water, adding to its reputation as the leading supplier of flavoured water on the Irish market. Despite increased margin pressure due to relative sterling and dollar exchange rates, Saint Brendan's branded cream liqueur again recorded good sales growth.

In the Irish and UK poultry markets, escalating costs and competitive pressures again contributed to difficult trading conditions in the sector. In the convenience sector, the former Hibernia Foods facilities acquired prior to year-end were successfully integrated. The expanded ready meals

operation performed ahead of market growth rates. Kerry Foods also recorded encouraging results in the UK chilled desserts sector from the former Hibernia chilled patisserie facility in Birmingham.

The strengths of Kerry's marketing and distribution skills were again evidenced by the strong performance of the Richmond and Wall's brands. Wall's microwaveable sausage offering made excellent progress.

Americas

The Group's American operations performed strongly in the first half of 2004. Sales increased by 11.2% to €504m. Allowing for the impact of acquisitions and the shift in the exchange rate of the US dollar versus Euro, like-for-like sales growth of 6% in Kerry's core businesses again proved satisfactory. Operating profits grew by 13% to €55.3m, reflecting like-for-like growth of 9%. Greater awareness of dietary and health concerns accelerated the pace of new product introductions - particularly in North American markets. Kerry technologists have led development of new formulations for managing carbohydrates in a broad range of food categories and in enhancing the nutritional value of wellness and health food and beverages. In the USA and Canada progress in the sweet sector, responding to such trends, has been very strong. Nutriant also benefited strongly through customer launches of new products with low-carb positioning containing soy isolates and soy protein systems. While overall conditions in the North American speciality ingredients markets remained challenging, again progress was achieved through nutritional lipids in the functional bar sector and in low-carb products.

In the food coatings sector, the restructuring of operations initiated in 2003 across Kerry manufacturing plants contributed to an improved business performance in the sector in the period. Product price increases and greater business efficiencies helped to offset higher sectoral raw material costs. In seasonings, good progress continued through the meat industry and regional snack producers. In the U.S. and Canadian markets, the Group's customised and branded food and beverage foodservice solutions business will form a new 'Food and Beverage Creations' division. Embracing Kerry's foodservice beverage brands (including Da Vinci Gourmet, JetTea, JetCafe and Oregon Chai), its food sector brands (Golden Dipt, Alferi and Aromont) and foodservice chains' business, development through this dedicated foodservice solutions division will be driven by an industry-leading culinary team based at the new Kerry Innovation Centre in Dallas.

Satisfactory growth and development was achieved throughout all foodservice applications in the first half of 2004, particularly in the specialty coffee sector and the Group's recently acquired complementary flavoured beverage businesses.

In Mexican and Central American ingredients markets satisfactory business development continued, with further progress through seasonings and nutritional beverage applications. The foodservice sector in the region also exhibited encouraging prospects and activity in the

speciality coffee sector appears promising. Kerry also recorded good growth in the Colombian and Venezuelan markets. Kerry's Brazilian based ingredients businesses recorded good growth in the artisinal ice-cream sector and through seasonings in the meat industry.

In line with dietary trends and increased demand for high impact flavours and natural authentic flavours, Kerry's Mastertaste flavour division made excellent progress in sweet and beverage sectors in American markets. Development in the nutritional, nutraceutical and healthy beverages categories was driven through the SunPure and Crystals businesses acquired in 2003. Flavour business development in the region continued with the completion of three further acquisitions based in the USA and Mexico. Mastertaste also made an important first step into the specialist international fragrance market.

Asia Pacific

An excellent business performance was achieved in Asia Pacific markets in the first half of 2004. Sales increased by 22% to €87.3m and operating profits increased by 28% to €6.9m. In line with the pace of development in major Asian economies, Kerry has made good progress in providing ingredient technologies to match the requirements of global food and beverage manufacturers now successfully established in Asia's fast growing consumer markets. Development through Kerry's speciality branded flavoured beverage applications was most encouraging. In Asia sales growth also increased through nutritional ingredients cheese systems, seasonings, food coatings and speciality lipids.

Kerry also recorded continued growth in its Australian and New Zealand businesses. Seasonings benefited from the expansion of the poultry sectors. Natural sauces were successfully introduced to the Australian prepared meals and foodservice sectors. The Kerry Pinnacle bakery division in Australia also recorded further growth through major supermarket chains.

Development

In the first half of 2004, the Group invested considerable resources in providing for future growth and development in line with evolving consumer nutritional, health, lifestyle and convenience requirements. The acquisition programme completed during the period, at a cost of €674m, has extended the Group's food ingredients platform to bio-ingredients and pharma-ingredients applications, significantly broadened the Group's flavour development technical and regional base, and also expanded the Group's interests in the U.S. branded beverage foodservice and natural foods sectors.

Acquisitions concluded during the period comprised:

(a) Ingredients Businesses

Quest Food Ingredients, a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy, beverage and confectionery markets worldwide. The acquisition completed on 30 April 2004, establishes a new Kerry Bio-Science division, operating from nine major

manufacturing units located in Utrecht, Netherlands; Norwich NY, USA; Rochester MN, USA; Zwijndrecht, Netherlands; Esterol, Malaysia; Brantford, Canada; Cebu, Philippines; Cork, Ireland; and Menstrie, UK.

Technology and innovation is driven from two Centres of Excellence located in Naarden, Netherlands and Chicago, USA - complemented by satellite development centres across major markets. The acquired business significantly expands Kerry's technological base and has well established leading global positions in bio-ingredients and pharma-ingredients - including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products.

Cremo Ingredients, based in Glamsbjerg, Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

(b) Foodservice Businesses
Oregon Chai, a leading U.S. branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products. Serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the U.S. and Canada, Oregon Chai is the recognised brand leader in both natural and organic segments of the speciality Chai tea market.

Extreme Foods, a leader in developing and marketing branded ready-to-use ice blended flavoured beverages for the U.S. foodservice industry. Serving independent coffeehouses, national coffeehouse chains and department store in-house cafés, Extreme Foods produces unique ice-blended fruit smoothies and coffee frappés marketed under the JetTea and JetCafe brand names respectively. Available in nine different flavours, JetTea Smoothies are market leading premium quality, pre-packaged, shelf stable, fat-free, fruit based smoothies. JetCafe is the world's only super-premium all natural ice-blended coffee frappé.

(c) Flavour Businesses
Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries from its state-of-the-art facilities based in New Jersey, USA. The Manheimer Fragrances division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, based in Los Angeles, specialising in natural fruit flavours, a major flavour supplier to food and beverage producers in the west coast of the USA.

Laboratorios Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, based in Mozzo, Bergamo in Northern Italy, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drink markets.

Finance
At the end of the half year Group borrowings amounted to €1,334m,

compared to €852m at the end of the first half of 2003, notwithstanding record expenditure of €668m on acquisitions in the period. Kerry's businesses continue to generate a strong free cash flow which will ensure a speedy reduction in Group indebtedness.

The ratio of debt to EBITDA increased to 2.9 times (H1 2003 : 2.3 times), while debt to EV (Enterprise Value) increased from 26% at the end of the first half of 2003 to 29% at the end of the first half of 2004. Interest charges for the period were €23.3m compared to €22.3m in the first half of 2003, with EBITDA to net interest covered 12.0 times (H1 2003 : 8.6 times).

Dividend

The Board has declared an interim dividend of 4.5 cent per share, an increase of 11.1% on the 2003 interim dividend of 4.05 cent per share. The interim dividend will be paid on 29 November 2004 to shareholders registered on the record date 29 October 2004.

Current Trading and Outlook

The Group has demonstrated a strong capability to respond to evolving consumer trends through provision of flavour and ingredient technologies, and consumer food and beverage offerings which meet consumer lifestyle, convenience, health and nutritional requirements. This consistent strategy and clarity of focus in the organisation continues to deliver good results. Furthermore through the Group's recent acquisitions, including global flavour, food ingredients and bio-science technologies, important platforms have been established for future profitable growth and market development. In particular through the Kerry Bio-Science division the Group has established an important science foundation and significantly enlarged its food technology research capability. As part of Kerry's global operations - with the opportunity to leverage research results and technical development through Kerry's complementary businesses - this science platform will deliver strong commercial applications. In terms of nutrition and diet, Kerry Bio-Science research has already led to a deeper understanding of satiety control and new methodologies to regulate insulin and glucagon excretion. In addition, building on its relationship with major global pharmaceutical companies, Kerry Bio-Science, through its hydrolysed protein technologies, has a strong pipeline of development projects in cell tissue culture, diagnostics and production of 'smart' drugs for targeted therapy.

All core businesses and recently acquired businesses are performing well. Building on the good first half performance, the Group is confident of achieving a good outcome for the full year.

Denis Buckley

Denis Buckley, Chairman
30 August 2004

Consolidated Profit and Loss Account
for the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Turnover				
Continuing operations		**1,882,158**	1,802,092	3,693,410
Acquisitions		**73,186**	–	–
	1	**1,955,344**	1,802,092	3,693,410
Operating profit before goodwill amortisation and exceptional items				
Continuing operations		**140,605**	133,155	308,519
Acquisitions		**6,167**	–	–
		146,772	133,155	308,519
Goodwill amortisation		**30,335**	24,661	48,103
Exceptional restructuring costs	4	**6,720**	–	–
Operating profit		**109,717**	108,494	260,416
Profit on sale of fixed assets		**1,643**	1,017	942
Interest payable and similar charges		**23,266**	22,281	37,356
Profit before taxation		**88,094**	87,230	224,002
Taxation		**26,570**	25,297	63,025
Profit after taxation and attributable to ordinary shareholders		**61,524**	61,933	160,977
Dividends		**8,446**	7,520	23,610
Retained profit for the period		**53,078**	54,413	137,367
Earnings per ordinary share (cent)				
- basic before goodwill amortisation and exceptional items	2	**50.9**	46.1	112.1
- basic after goodwill amortisation and exceptional items	2	**33.1**	33.4	86.7
- fully diluted after goodwill amortisation and exceptional items	2	**32.9**	33.3	86.4

Consolidated Balance Sheet
as at 30 June 2004

	30 June 2004 Unaudited €'000	30 June 2003 Unaudited €'000	31 Dec. 2003 Audited €'000
Fixed assets			
Tangible assets	**979,896**	843,264	844,701
Intangible assets	**1,314,377**	821,433	837,301
	2,294,273	1,664,697	1,682,002
Current assets			
Stocks	**530,011**	427,453	383,899
Debtors	**652,434**	550,994	482,955
Cash at bank and in hand	**50,695**	32,013	56,862
	1,233,140	1,010,460	923,716
Creditors: Amounts falling due within one year	**(1,060,679)**	(877,751)	(709,872)
Net current assets	**172,461**	132,709	213,844
Total assets less current liabilities	**2,466,734**	1,797,406	1,895,846
Creditors: Amounts falling due after more than one year	**(1,398,794)**	(858,223)	(899,024)
Provisions for liabilities and charges	**(53,223)**	(57,197)	(48,333)
	1,014,717	881,986	948,489
Capital and reserves			
Called-up equity share capital	**23,307**	23,211	23,234
Capital conversion reserve fund	**340**	340	340
Share premium account	**370,377**	363,574	365,229
Profit and loss account	**591,730**	465,266	531,149
	985,754	852,391	919,952
Deferred income	**28,963**	29,595	28,537
	1,014,717	881,986	948,489

Consolidated Cash Flow Statement
for the half year ended 30 June 2004

	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Operating profit before goodwill amortisation and exceptional items	**146,772**	133,155	308,519
Depreciation (net)	**46,873**	43,174	83,827
Change in working capital	**(374)**	(79,160)	9,138
Exchange translation adjustment	**(309)**	84	(1,176)
Net cash inflow from operating activities	**192,962**	97,253	400,308
Return on investments and servicing of finance	**(21,107)**	(21,633)	(40,774)
Taxation	**(22,860)**	(13,549)	(40,476)
Capital expenditure			
Purchase of fixed assets	**(50,252)**	(38,670)	(101,632)
Proceeds on the sale of fixed assets	**2,275**	1,923	7,683
Development grants received	**233**	236	1,194
Acquisitions and disposals			
Purchase of subsidiary undertakings	**(668,431)**	(124,896)	(207,376)
Proceeds on the sale of businesses	**–**	–	1,264
Deferred creditors paid	**(28,767)**	(2,027)	(5,532)
Exceptional restructuring costs	**(1,761)**	(8,892)	(16,575)
Consideration adjustment on previous acquisitions	**(895)**	(97)	(248)
Equity dividends paid	**(16,041)**	(14,571)	(22,196)
Cash outflow before the use of liquid resources and financing	**(614,644)**	(124,923)	(24,360)
Financing			
Issue of share capital	**5,221**	609	2,287
Increase / (decrease) in debt due within one year	**148,856**	43,703	(123,860)
Increase in debt due after one year	**454,400**	66,040	156,211
(Decrease) / increase in cash in the period	**(6,167)**	(14,571)	10,278

Reconciliation of Net Cash Flow to Movement in Net Debt
for the half year ended 30 June 2004

(Decrease) / increase in cash in the period	**(6,167)**	(14,571)	10,278
Cash flow from debt financing	**(603,256)**	(109,743)	(32,351)
Change in net debt resulting from cash flows	**(609,423)**	(124,314)	(22,073)
Exchange translation adjustment on net debt	**(19,315)**	35,910	80,677
Movement in net debt in the period	**(628,738)**	(88,404)	58,604
Net debt at beginning of period	**(705,200)**	(763,804)	(763,804)
Net debt at end of period	**(1,333,938)**	(852,208)	(705,200)

Statement of Total Recognised Gains and Losses

for the half year ended 30 June 2004

	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Profit attributable to ordinary shareholders	61,524	61,933	160,977
Exchange translation adjustment on foreign currency net investments	7,503	(7,159)	(24,230)
Total recognised gains and losses relating to the period	69,027	54,774	136,747

Reconciliation of Movements in Share Capital and Reserves

for the half year ended 30 June 2004

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of period	388,463	340	531,149	919,952
Retained profit	–	–	53,078	53,078
Share issue	5,221	–	–	5,221
Exchange translation adjustment	–	–	7,503	7,503
At end of period	393,684	340	591,730	985,754

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of period	(527,802)	1,058,951	531,149
Retained profit	(30,335)	83,413	53,078
Exchange translation adjustment	–	7,503	7,503
At end of period	(558,137)	1,149,867	591,730

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

Notes to the Interim Report
for the half year ended 30 June 2004

1. **Analysis of results by region**

	Half year ended 30 June 2004 Unaudited		Half year ended 30 June 2003 Unaudited		Year ended 31 Dec. 2003 Audited	
	Turnover €'000	**Operating Profit €'000**	Turnover €'000	Operating Profit €'000	Turnover €'000	Operating Profit €'000
By geographical market of origin:						
Ireland	**669,992**	**32,191**	655,641	31,640	1,331,879	69,078
Rest of Europe	**693,596**	**52,395**	621,373	47,225	1,265,001	111,516
Americas	**504,451**	**55,274**	453,499	48,904	939,104	113,441
Asia Pacific	**87,305**	**6,912**	71,579	5,386	157,426	14,484
	1,955,344	**146,772**	1,802,092	133,155	3,693,410	308,519
Goodwill amortisation	**–**	**(30,335)**	–	(24,661)	–	(48,103)
Exceptional restructuring costs	**–**	**(6,720)**	–	–	–	–
	1,955,344	**109,717**	1,802,092	108,494	3,693,410	260,416

	Turnover €'000	Turnover €'000	Turnover €'000
By destination:			
Ireland	**356,681**	351,298	725,879
Rest of Europe	**934,178**	862,449	1,764,163
Americas	**538,246**	487,501	984,808
Asia Pacific	**126,239**	100,844	218,560
	1,955,344	1,802,092	3,693,410

Turnover and operating profit as presented above, are stated net of intra Group transactions.

2. Earnings per share

	Half year ended 30 June 2004 Unaudited		Half year ended 30 June 2003 Unaudited		Year ended 31 Dec. 2003 Audited	
	EPS cent	€'000	EPS cent	€'000	EPS cent	€'000
Adjusted earnings*	50.9	94,766	46.1	85,577	112.1	208,183
Goodwill amortisation	16.3	30,335	13.3	24,661	25.9	48,103
Exceptional items (net of tax)	1.5	2,907	(0.6)	(1,017)	(0.5)	(897)
Profit after taxation, goodwill amortisation and exceptional items	33.1	61,524	33.4	61,933	86.7	160,977
Share option dilution	0.2	–	0.1	–	0.3	–
	32.9	61,524	33.3	61,933	86.4	160,977

The basic weighted average number of ordinary shares in issue for the period was **186,087,228** (half year ended 30 June 2003: 185,631,612; year ended 31 December 2003: 185,707,545). The diluted weighted average number of ordinary shares in issue for the period was **186,993,765** (half year ended 30 June 2003: 186,224,863; year ended 31 December 2003: 186,418,117). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

*Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and exceptional items. Adjusted earnings per share is the adjusted earnings divided by the basic weighted average number of ordinary shares.

3. **Businesses acquired**

The Group completed a number of acquisitions during the period at a total cost of **€674m**.

The acquisition of **Quest Food Ingredients** from the ICI Group was completed at the end of April 2004. The acquired business has operations in The Netherlands, USA, Malaysia, Canada, Philippines, Ireland and the UK and also has two Centres of Excellence driving technology and innovation in The Netherlands and USA. Quest Food Ingredients has leading global positions in bio-ingredients and pharma-ingredients and has well established global customer relationships across the pharmaceutical, culinary, bakery, dairy, brewing and confectionery industries.

In May 2004, the Group acquired **Manheimer.** With state-of-the-art research and development facilities and manufacturing facilities in New Jersey, Manheimer is a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries, while Manheimer Fragrances develops and markets innovative fragrances for application in home-environmental, personal care, household and industrial products. The **Cremo** dairy ingredients and flavourings business was also acquired in May 2004. Based in Glamsbjerg, Denmark, the business has state-of-the-art manufacturing and product development facilities and has established an extensive customer base throughout Europe and Asia within the savoury convenience and snack food industry.

The acquisitions of **Flavurence, Laboratorios Krauss, Fructamine, Oregon Chai** and **Extreme Foods** were also completed in the period. Flavurence, based in Los Angeles, is a major flavour supplier to food and beverage producers in the West Coast of the USA and specialises in natural fruit flavours. Laboratorios Krauss has a strong market presence through sweet flavours particularly in the bakery sector and is headquartered in Mexico City with flavour development facilities based in Pachuca, Mexico. Fructamine, based in Bergamo in Northern Italy, is a leading Italian producer of naturally extracted flavours and has a well established position across European savoury, bakery and soft drinks markets. Oregon Chai, a leading US-branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products based in Oregon and Extreme Foods, a developer and marketer of blended flavour beverages based in Nevada hold leading positions in the fast-growing niches of the US-branded beverage foodservice sector.

4. **Exceptional restructuring costs**

The exceptional restructuring costs in the period relate to the rationalisation of new and existing businesses arising from the integration of Quest Food Ingredients and other acquisitions made in 2004 and 2003.

5. **Accounting policies**

These accounts have been prepared using the same accounting policies detailed in the 2003 annual financial statements.

6. **Interim accounts**

These accounts are not full accounts and except where indicated are unaudited. Full accounts to 31 December 2003, which received an unqualified audit report, have been filed with the Registrar of Companies.

Notes

Notes

KERRY

Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
W www.kerrygroup.com



Kerry Group
Interim Report & Accounts 2003

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

Contents

Financial Highlights

Like-for-like sales growth of 5.9%.

Operating profit* increased by 4.1% to €133 million (a like-for-like increase of 9.3%).

Operating margin* increased from 7.1% to 7.4%.

Adjusted profit after tax* increased by 10.6% to €85.6 million.

Adjusted earnings per share* increased by 10.3% to 46.1 cent.

FRS 3 earnings per share increased by 65.3% to 33.4 cent.

Interim dividend per share increased by 11% to 4.05 cent.

* *Before goodwill amortisation and exceptional items*

Chairman's Statement

Results

The Board of Kerry is pleased to present interim results for the half year ended 30 June 2003. Against a background of significant currency movement in the Group's major markets, in the first half of 2003 Kerry again demonstrated the Group's inherent strengths by producing a strong operational performance and good financial results. Following two years of sustained business expansion and technical development through a programme of over twenty acquisitions, in the period under review the Group focused considerable attention on the enhancement of operational effectiveness and innovation to meet ever-changing consumer requirements, while continuing to seek out further growth opportunities. Satisfactory progress and good organic growth was achieved throughout the Group's ingredients, flavours and consumer foods markets. Notwithstanding the significant shift in dollar and sterling exchange rates versus the euro, total Group turnover reported was similar to the same period of last year at €1.8 billion. This reflects like-for-like sales growth of 5.9% compared with 5.0% in the first half of 2002. Through successful integration of acquired businesses and an on-going focus on manufacturing efficiencies, the Group operating margin increased to 7.4% in the first half of 2003 from 7.1% in the same period of 2002.

Operating profit before goodwill and exceptional items increased by 4.1% to €133.2m, reflecting a like-for-like increase of 9.3% versus the comparable period. Adjusted profit after tax increased by 10.6% to €85.6m. Equivalently, earnings per share increased by 10.3% to 46.1 cent. Basic FRS 3 earnings per share increased by 65.3% to 33.4 cent.

Operations Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations again grew encouragingly to €655.6m, reflecting like-for-like sales growth of 8.9%. Operating profit increased from €26.9m to €31.6m.

Due to the relatively lower sterling to euro exchange rate, sales originating from the Group's European operations (excluding Ireland) were slightly lower at €621.4m. On a like-for-like basis European operations increased sales by 5.1% and operating profits grew to €47.2m, reflecting a like-for-like increase of 10.9%.

The values of Kerry Foods' branded portfolio and the benefits of the division's relentless focus on development of consumer-led innovative products were again demonstrated in the period. Assisted by its technical, marketing and distribution network, the division grew market share in all key categories organically and through successful new product developments in a highly competitive environment. In Ireland, major advances were achieved in the cheese snacking, sandwich, premium sliced meat and food-to-go sectors. Freshways, acquired in late

2002, made excellent progress in the foodservice, travel and retail sectors through its range of pre-packed sandwiches, breakfast baps, bagels and wraps.

The €14m project to expand its Dublin manufacturing facility will be completed and commissioned prior to year-end. In the cheese and cheese snacks sectors, progress through the Cheestrings, Charleville, Coleraine, EasiSingles and Cheestrings 'Attack-A-Snak' range – launched in late 2002, was most encouraging. Stage 1 of a €14m capital investment programme to quadruple production capacity across the Cheestrings range has commenced at the Charleville production plant.

In the Irish and UK poultry sectors, escalating costs and competitive pressures gave rise to difficult trading conditions in the period. Margin recovery was adversely impacted due to a time lag in securing necessary market price increases. In the UK market, Kerry Foods made further progress in the prepared meals sector and through the Walls', Richmond and Mattessons branded ranges. On-going investment to expand production capacity and product range in the ready meals sector is proceeding as planned. Excellent progress was again achieved through Kerry Foods Direct To Store in the UK convenience sector, including the addition of a number of new national accounts. However, the rationalisation and relocation of all pastry production to the Poole site (following the Pork Farms Bowyers transaction concluded in 2002) led to significant once-off costs, which impacted performance of the business during the period.

Performance across the Group's European ingredients businesses was well ahead of the prior half-year level. This reflects efficiencies accruing from the capital development programmes concluded in 2002 and on-going success in leveraging the range of Kerry technologies, culinary systems and ingredients range – particularly in fast growing sectors such as prepared meals. Building on the acquisitions of Voyager Foods (UK) and Aromont (France) the business focus is to continue to leverage synergies and business potential in the prepared foods and meat industries – particularly into Southern and Eastern European markets. The division's performance in European food coatings markets was significantly improved through benefits from supply chain improvement projects, increased production efficiencies and synergies across manufacturing facilities. The UK based EBI Foods business, acquired in late 2002, exceeded budgeted business targets for the period across added-value coatings markets in European, Middle Eastern and Far Eastern markets. While conditions in European coatings markets remain highly competitive, the division expects to realise recent cereal raw material cost increases through product price increases and further manufacturing synergies. In the European

snack-seasoning sector, Kerry made further gains in line with market trends – in particular in Eastern European markets. In the specialist dairy ingredients, sweet and fruit ingredients sectors continued progress was achieved in nutritional, health, confectionery and indulgence product categories.

Following the launch in 2002 of Mastertaste, the Group's international flavour division, considerable progress has been achieved in establishing flavour development capabilities and business structures to support the division's strategic development and core supplier programmes. In Europe, the UK and Italian based businesses performed ahead of industry growth rates. The businesses are now focused on further development of sweet, savoury and beverage flavour applications and broadening the division's pan-European customer base.

Americas

The significant shift in the exchange rate of the U.S. dollar versus euro impacted translation of sales and profits in American markets. Sales in American markets of €453.5m in the period and operating profits of €48.9m reflect a 3% increase in sales and profits on a like-for-like basis. However, the heavy acquisition and business development programmes in American markets in recent years (with completion of 8 acquisitions in 2001, 9 acquisitions in 2002 and 3 acquisitions to-date in 2003) coupled with establishment costs of the Mastertaste flavour division and decentralisation costs associated with restructuring of the food ingredients Strategic Business Units in the USA meant that the reported operating margin in the period fell by 30 basis points relative to the first half of 2002 to 10.8%. Management are addressing improved business efficiencies in response to the rapid business development in the region and the requirement to match cost increases with appropriate market price increases in some sectors.

In the USA and Canadian markets, Kerry's seasonings and foodservice businesses performed well with sustained growth of meat seasonings applications and a broadening of the snack customer base. Again, performance in the fast growing beverages sector proved satisfactory with strong growth in coffeehouse chains. In the area of sweet ingredients the Group gained substantial new business through 'NSA' – no sugar added – applications and in the premium ice-cream sector. Cost increases in the speciality ingredients and coatings sectors were not matched in the marketplace. Recovery in both sectors is on-going which, with enhanced business efficiencies and restructuring of operations, is expected to deliver a satisfactory outcome by year-end. The increased focus on dietary and health concerns in the USA and Canadian market has provided a significant stimulus in terms of new product development. All Kerry businesses are well

placed to deliver innovative ingredients and application specific solutions to meet such requirements and have a well-proven industry record of leading development in terms of health and nutritional concerns. The division's dedicated nutritional products business 'Nutriant' has benefited strongly from such trends through its high-protein soy isolates and organic systems. Synergies across the Group's specialist dairy proteins, flavours and other North American business units are focused on meeting the evolving dietary requirements and rapidly differentiating demographic trends.

Progress was again satisfactory in Mexico and Latin American markets, in particular through promising market development initiatives in the Andean region. Economic conditions in South American markets remain difficult, which has had a negative impact on new product rollout. While the dairy and ice-cream industries have struggled, nevertheless, Kerry has enjoyed success due to a momentum to more technological ingredients - in particular in the area of beverages. Progress was also again recorded through meat seasonings and through sweet ingredients for the cereal-bar market.

In American markets, a new Mastertaste business structure serving beverage, sweet and savoury flavour applications has been established. The flavour businesses acquired in 2001 and 2002 were successfully restructured in line with the new Mastertaste business structure and management are focused on exploiting the synergies of the combined businesses, while also exploring complementary acquisition opportunities.

Asia Pacific

Business development in the Group's Asia Pacific markets in the period was again very encouraging. Sales in the region at €71.6m reflect like-for-like sales growth of 7.4% compared to the first half of 2002. Operating profits grew to €5.4m, reflecting a like-for-like increase of 34.8%.

In Australia, progress continued through seasonings and marinades in the added-value poultry sector. Kerry Pinnacle had a strong performance – extending its "healthy" ranges of bakery mixes through retail chains. New Zealand again produced good growth through snack and meat seasonings.

In Asia, beverage applications grew satisfactorily in all markets. Nutritional products achieved solid growth in Malaysia, Thailand and China, whilst snack seasonings recorded strong growth in the Philippines and Malaysia. With the growth of the prepared foods, seafood and foodservice industries in Thailand, prospects are good for Kerry's seasonings and marinades manufacturing business acquired in late 2002.

Development

As previously announced, the Group completed three acquisitions in the USA at a total cost in

the period of €125m – furthering its flavours, sweet ingredients and seasonings business development in North American markets.

(a) Ingredients Businesses

Guernsey Bel, a leading innovator and provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar, frozen dessert and confectionery industries – operating from two modern manufacturing facilities located in Chicago and in Hayward, California.

Pacific Seasonings, a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries – operating from manufacturing facilities in Seattle (organic certified) and Detroit.

(b) Flavours

SunPure, a leading producer of primary citrus ingredients and flavour molecules – located at the centre of the North American citrus industry in Lakeland, Florida. The business, which is also a significant producer of apple essence and beverage flavours and bases, currently services the requirements of a large customer base in the USA and Japan – including leading flavour houses, branded beverage companies and private-label beverage producers. Mastertaste, in integrating the acquired business, will focus on the significant growth opportunities in wider flavour and beverage growth markets across Europe, Latin America and Asia, as well as its established market base.

Finance

Net cash flow from operating activities increased by €21.2m to €97.3m. Group borrowings amounted to €852.2m compared to €897.6m at the end of the first half of 2002. Debt to EBITDA fell to 2.2 times (H1 2002 : 2.5 times). Interest charges decreased by €4.4m to €22.3m, with EBITDA to interest covered 8.6 times (H1 2002 : 6.9 times).

During the period the Group also successfully concluded the placement of US$650 million Senior Notes with U.S. institutional investors, lengthening the Group's debt maturity profile. The average maturity of net debt is now 7.5 years.

The basic weighted average number of ordinary shares in issue for the period was 185,631,612 (half year ended 30 June 2002: 185,184,512; year-ended 31 December 2002: 185,363,778).

Dividend

The Board has declared an interim dividend of 4.05 cent per share, an increase of 11% on the 2002 interim dividend of 3.65 cent per share. The interim dividend will be paid on 28 November 2003 to shareholders on the record date 31 October 2003.

Board Changes

As previously announced, on 1 August 2003 Denis Brosnan retired as Chairman and Director of the Group and I was appointed non-executive Chairman of the Board.

As Chairman, I wish to thank Denis Brosnan for his enormous contribution to Kerry's success over the years in establishing a growth orientated, profitable international food organisation. The strategic development of Kerry Group, to a leading international food ingredients, flavours and consumer foods enterprise, is testament to Denis Brosnan's unwavering leadership and strategic vision.

On behalf of the Board I wish to pay tribute to Denis for his unrivalled contribution since the establishment of the Kerry Organisation. We wish Denis well in his retirement.

Current Trading and Outlook

The Group's first half results underline the capability of Kerry businesses to outperform industry growth rates, notwithstanding currency movements and sectoral issues in some geographic markets. Heightened awareness of health and dietary issues is providing a further stimulus for continued innovation in the food ingredients, flavours and consumer foods industry. Coupled with on-going requirements for convenience and ease-of-cooking, such trends will continue to present good growth opportunities for Kerry's business units.

The Group remains firmly focused on supply chain improvements and operational efficiencies. While we continue to seek acquisitions of size, the Group will continue to expand and broaden its technology and core business base in all territories through a busy pipeline of small to medium sized acquisition targets. Notwithstanding currency fluctuations, prospects for the full-year are good, with an expected out-turn in line with market forecasts.

Denis Buckley

Denis Buckley
Chairman
2 September, 2003

Consolidated Profit and Loss Account

for the half year ended 30 June 2003

	Notes	**Half year ended 30 June 2003 Unaudited €'000**	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Turnover				
Continuing operations	1	**1,802,092**	1,799,838	3,754,808
Operating profit - continuing operations				
Before goodwill amortisation and exceptional items		**133,155**	127,963	305,410
Goodwill amortisation		**24,661**	20,202	41,401
Exceptional restructuring costs		**–**	25,524	56,602
Operating profit	1	**108,494**	82,237	207,407
Profit on sale of businesses		**–**	1,789	1,744
Profit / (loss) on sale of fixed assets		**1,017**	(31)	279
Interest payable and similar charges		**22,281**	26,652	50,238
Profit before taxation		**87,230**	57,343	159,192
Taxation - current tax		**20,063**	17,819	46,605
- deferred tax		**5,234**	2,206	8,684
Profit after taxation and attributable to ordinary shareholders		**61,933**	37,318	103,903
Dividends		**7,520**	6,802	21,377
Retained profit for the period		**54,413**	30,516	82,526
Earnings per ordinary share (cent)				
- basic before goodwill amortisation and exceptional items	2	**46.1**	41.8	101.8
- basic after goodwill amortisation and exceptional items	2	**33.4**	20.2	56.1
- fully diluted after goodwill amortisation and exceptional items	2	**33.3**	20.0	55.7

Consolidated Balance Sheet

as at 30 June 2003

	30 June 2003 Unaudited €'000	30 June 2002 Unaudited €'000	31 Dec. 2002 Audited €'000
Fixed assets			
Tangible assets	**843,264**	844,418	870,406
Intangible assets	**821,433**	690,074	765,384
	1,664,697	1,534,492	1,635,790
Current assets			
Stocks	**427,453**	406,769	363,545
Debtors	**550,994**	570,101	500,606
Cash at bank and in hand	**32,013**	30,521	46,584
	1,010,460	1,007,391	910,735
Creditors: Amounts falling due within one year	**(877,751)**	(883,191)	(821,823)
Net current assets	**132,709**	124,200	88,912
Total assets less current liabilities	**1,797,406**	1,658,692	1,724,702
Creditors: Amounts falling due after more than one year	**(858,223)**	(815,102)	(824,134)
Provisions for liabilities and charges	**(57,197)**	(46,562)	(64,571)
	881,986	797,028	835,997
Capital and reserves			
Called-up equity share capital	**23,211**	23,180	23,202
Capital conversion reserve fund	**340**	340	340
Share premium account	**363,574**	361,333	362,974
Profit and loss account	**465,266**	378,804	418,012
	852,391	763,657	804,528
Deferred income	**29,595**	33,371	31,469
	881,986	797,028	835,997

Consolidated Cash Flow Statement

for the half year ended 30 June 2003

	Half year ended 30 June 2003 Unaudited €'000	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Operating profit before goodwill amortisation and exceptional items	**133,155**	127,963	305,410
Depreciation (net)	**43,174**	45,040	84,952
Change in working capital	**(79,160)**	(93,399)	48,786
Exchange translation adjustment	**84**	(3,538)	(2,691)
Net cash inflow from operating activities	**97,253**	76,066	436,457
Return on investments and servicing of finance	**(21,633)**	(25,438)	(49,832)
Taxation	**(13,549)**	(15,941)	(43,612)
Capital expenditure			
Purchase of fixed assets	**(38,670)**	(48,673)	(96,183)
Proceeds on the sale of fixed assets	**1,923**	69	3,584
Development grants received	**236**	264	398
Acquisitions and disposals			
Purchase of subsidiary undertakings	**(124,896)**	(124,985)	(237,539)
Proceeds on the sale of businesses	**-**	34,034	33,199
Deferred creditors paid	**(2,027)**	(2,754)	(8,883)
Exceptional restructuring costs	**(8,892)**	(13,591)	(33,717)
Consideration adjustment on previous acquisitions	**(97)**	–	(393)
Equity dividends paid	**(14,571)**	(12,513)	(19,293)
Cash outflow before the use of liquid resources and financing	**(124,923)**	(133,462)	(15,814)
Financing			
Issue of share capital	**609**	3,515	5,178
Increase in debt due within one year	**43,703**	112,025	81,677
Increase / (decrease) in debt due after one year	**66,040**	28,649	(44,251)
(Decrease) / increase in cash in the period	**(14,571)**	10,727	26,790

Reconciliation of Net Cash Flow to Movement in Net Debt

for the half year ended 30 June 2003

(Decrease) / increase in cash in the period	**(14,571)**	10,727	26,790
Cash flow from debt financing	**(109,743)**	(140,674)	(37,426)
Change in net debt resulting from cash flows	**(124,314)**	(129,947)	(10,636)
Exchange translation adjustment	**35,910**	51,275	65,756
Movement in net debt in the period	**(88,404)**	(78,672)	55,120
Net debt at beginning of period	**(763,804)**	(818,924)	(818,924)
Net debt at end of period	**(852,208)**	(897,596)	(763,804)

Statement of Total Recognised Gains and Losses

for the half year ended 30 June 2003

	Half year ended 30 June 2003 Unaudited €'000	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Profit attributable to ordinary shareholders	**61,933**	37,318	103,903
Exchange translation adjustment on foreign currency net investments	**(7,159)**	(27,920)	(40,722)
Total recognised gains and losses relating to the period	**54,774**	9,398	63,181
Prior year adjustment - deferred tax	**–**	(36,063)	(36,063)
Total gains and losses recognised since last annual report	**54,774**	(26,665)	27,118

Reconciliation of Movements in Share Capital and Reserves

for the half year ended 30 June 2003

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of period	386,176	340	418,012	804,528
Retained profit	–	–	**54,413**	**54,413**
Share issue	**609**	–	–	**609**
Exchange translation adjustment	–	–	**(7,159)**	**(7,159)**
At end of period	**386,785**	**340**	**465,266**	**852,391**

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of period	(479,699)	897,711	418,012
Retained profit	**(24,661)**	**79,074**	**54,413**
Exchange translation adjustment	–	**(7,159)**	**(7,159)**
At end of period	**(504,360)**	**969,626**	**465,266**

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

1. Analysis of results by region

	Half year ended 30 June 2003 Unaudited		Half year ended 30 June 2002 Unaudited		Year ended 31 Dec. 2002 Audited	
	Turnover €'000	**Operating Profit €'000**	Turnover €'000	Operating Profit €'000	Turnover €'000	Operating Profit €'000
By geographical market of origin:						
Ireland	**655,641**	**31,640**	627,115	26,887	1,373,681	62,637
Rest of Europe	**621,373**	**47,225**	628,318	43,900	1,293,154	109,586
Americas	**453,499**	**48,904**	473,514	52,769	944,767	120,473
Asia Pacific	**71,579**	**5,386**	70,891	4,407	143,206	12,714
	1,802,092	**133,155**	1,799,838	127,963	3,754,808	305,410
Goodwill amortisation	**-**	**(24,661)**	–	(20,202)	–	(41,401)
Exceptional restructuring costs	**-**	**-**	–	(25,524)	–	(56,602)
	1,802,092	**108,494**	1,799,838	82,237	3,754,808	207,407

	Turnover €'000	Turnover €'000	Turnover €'000
By destination:			
Ireland	**351,298**	322,400	766,027
Rest of Europe	**862,449**	868,939	1,788,914
Americas	**487,501**	503,961	1,002,942
Asia Pacific	**100,844**	104,538	196,925
	1,802,092	1,799,838	3,754,808

Turnover and operating profit as presented above, are stated net of intra Group transactions.

2. Earnings per share

	Half year ended 30 June 2003 Unaudited		Half year ended 30 June 2002 Unaudited		Year ended 31 Dec. 2002 Audited	
	EPS cent	**€'000**	EPS cent	€'000	EPS cent	€'000
Adjusted earnings*	**46.1**	**85,577**	41.8	77,410	101.8	188,707
Goodwill amortisation	**13.3**	**24,661**	10.9	20,202	22.3	41,401
Exceptional items (net of tax)	**(0.6)**	**(1,017)**	10.7	19,890	23.4	43,403
Profit after taxation, goodwill amortisation and exceptional items	**33.4**	**61,933**	20.2	37,318	56.1	103,903
Share option dilution	**0.1**	**-**	0.2	-	0.4	-
	33.3	**61,933**	20.0	37,318	55.7	103,903

The basic weighted average number of ordinary shares in issue for the period was **185,631,612** (half year ended 30 June 2002: 185,184,512; year ended 31 December 2002: 185,363,778). The diluted weighted average number of ordinary shares in issue for the period was **186,224,863** (half year ended 30 June 2002: 186,439,440; year ended 31 December 2002: 186,389,840). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

*Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and exceptional items. Adjusted earnings per share is the adjusted earnings divided by the weighted average number of ordinary shares.

3. Businesses acquired

The Group completed a number of acquisitions during the period at a total cost of €125m.

The acquisitions of **Guernsey Bel** and **Pacific Seasonings,** both based in the US, were completed in March 2003. Guernsey Bel operates from two modern manufacturing facilities located in Chicago and in Hayward, California and is a leading innovator and provider of value-added ingredients and inclusion technology for the premium ice-cream, breakfast cereal, nutritional bar and confectionery industries. Pacific Seasonings is a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries and operates from two manufacturing facilities in Seattle and Detroit.

SunPure, a leading manufacturer of natural citrus flavours and ingredients, was acquired in February 2003. Located at the centre of the North American citrus industry in Lakeland, Florida, SunPure is also a significant producer of apple essence and beverage flavours and bases.

4. Accounting policies

These accounts have been prepared using the same accounting policies detailed in the 2002 annual financial statements.

5. Post balance sheet event

In July 2003 the Group completed the sale of its Bridgend Dairy business in Wales, which had been acquired as part of the Golden Vale acquisition.

6. Interim accounts

These accounts are not full accounts and except where indicated are unaudited. Full accounts to 31 December 2002, which received an unqualified audit report, have been filed with the Registrar of Companies.

Notes

Notes

KERRY

Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
W www.kerrygroup.com

Kerry Group PLC
31 August 2004

Press Announcement

Tuesday 31 August 2004

Interim Report

Half Year Ended 30 June 2004

Kerry, the global ingredients, flavours, and consumer foods group, reports interim results for the half year ended 30 June 2004.

Financial Highlights

- Sales increased by 8.5% to €1,955m
- Operating profit* increased by 10.2% to €147m
- Operating margin* up from 7.4% to 7.5%
- Adjusted profit after tax* increased by 10.7% to €94.8m
- Earnings per share* increased by 10.4% to 50.9 cent
- Interim dividend per share up 11.1% to 4.5 cent
- €674m acquisition programme
- Free cash flow €85m

*before goodwill and exceptionals

Commenting on Kerry's performance in the first half of 2004, Chief Executive Hugh Friel said; 'In a very busy period, the Group again delivered excellent results throughout its operations, while also building important platforms for future growth and development. Kerry's consistent strategy and capability to meet consumer lifestyle, convenience, health and nutritional requirements again delivered good sales growth and further margin progression. Building on a good first half performance, the Group is confident of achieving a good outcome for the full year.'

For further information please contact:

Frank Hayes

Director of Corporate Affairs

Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site:

www.kerrygroup.com

Chairman's Statement

For the half year ended 30 June 2004

Results

The Group continued to perform strongly in the first half of 2004, delivering good results throughout all core businesses. In a very busy period for the Group, Kerry invested considerable management and financial resources in the further development of its lifestyle and nutritional foods, flavours and ingredient ranges, while also extending its technology portfolio into bio-ingredients and pharma-ingredients growth sectors.

Throughout all Group markets the heightened awareness of balanced dietary requirements and healthy lifestyles experienced in 2003 continued to drive consumer demand for more varied, tasteful, convenient, nutritional food and beverage products in the period under review. Total Group turnover in the first six months of 2004 grew to €1,955m, reflecting an increase of 8.5% on the same period of 2003. Acquisitions concluded primarily during the second quarter contributed €73m to this result. Adjusting for the impact of foreign exchange translation, acquisitions and divestitures, on a like-for-like basis sales increased by 3.8% compared with the first half of 2003. Operating profit before goodwill and exceptional items increased by 10.2% to €147m. Notwithstanding the busy acquisition programme in the period, the consistency of Group performance was again exemplified through the increase in the Group operating margin to 7.5% from 7.4% in the same period of 2003 and 7.1% in the same period of 2002. Adjusted profit after tax increased by 10.7% to €94.8m. Earnings per share before goodwill and exceptionals increased by 10.4% to 50.9 cent. Allowing for goodwill and exceptional items (including exceptional restructuring costs in the half year of €6.7m) basic FRS3 earnings per share was reported at 33.1 cent compared to 33.4 cent for the first half of 2003.

Operating Reviews

Ireland and Rest of Europe

Building on the strong sales growth achieved in Ireland in 2002 and in 2003, sales originating from Irish based operations again grew satisfactorily to a level of €670m (H1 2003 : €656m). Operating profit increased to €32.2m, from €31.6m in the first half of 2003.

European operations (excluding Ireland) increased sales by 11.6% to €694m and increased operating profits by 10.9% to €52.4m.

Development across European markets was again fuelled by demand for more impactful flavours, new functional health and 'wellness' food and beverages, and greater convenience. Kerry continued to make good progress across European food ingredient markets. Growth continued through sauces and culinary systems for the prepared meals sector. Development through added-value food coatings applications was maintained with steady progress in the seafood and poultry sectors and into new foodservice categories.

The German market showed encouraging progress overall but market conditions in France, particularly for seasonings, proved difficult due to the poor barbecue season. Development across the overall European snack sector also proved slow during the period. However, in Eastern Europe, particularly in the E.U. accession countries, seasonings and coatings continued to record good growth.

In line with increasing demand for functional, high protein and low-carbohydrate ingredients, Kerry continued to make good progress through its Irish based speciality dairy ingredients and protein facilities. Fruit preparations also benefited from such trends, in particular the Kerry Ravifruit range and functional/health confectionery items from the York (UK) based sweet ingredients facilities. To maximise technical synergies across Group ingredients businesses, cross divisional business development teams have been established to lead development in the functional bar sector and in the sports/lifestyle nutrition sectors.

In European flavour markets, Mastertaste Italy again significantly outperformed the market through sweet, savoury and beverage applications. Capitalising on recent acquisitions and the division's sweet and beverage flavour development capabilities, Mastertaste Europe successfully established a strong technical platform for development in such categories in Europe.

In the UK and Irish consumer foods markets, Kerry Foods again recorded encouraging progress. All Kerry branded categories continued to out-perform market growth rates. Cheestrings is now the leading brand in its sector of the UK cheese snacks market. Stage 1 of the major expansion programme at the Charleville production plant to expand capacity across the Cheestrings range was completed during the half year at a cost of €5m. The second phase of this €14m investment programme will commence during the second half of 2004. Charleville Cheese also continued to build on its brand leadership position in the natural cheese market in Ireland. Denny again made good progress in the sausage, rasher and pre-packed cooked meats market in Ireland, leading market development in all categories. Performance through the new Freshways manufacturing facility in Dublin proved very satisfactory, fuelling good growth in the pre-packed sandwich sector and in 'on-the-go' salads. In response to the increasing trend towards convenient health functional foods and beverages, Dawn Dairies successfully launched Dawn Omega Milk on the Irish market in March. Available in full-fat and low-fat variants, Dawn is the first milk brand in the market to offer fresh milk as a medium to introduce essential Omega-3 fatty acids. Kerry Spring also recorded encouraging results through the launch of Kerry Spring Still Flavoured Water, adding to its reputation as the leading supplier of flavoured water on the Irish market. Despite increased margin pressure due to relative sterling and dollar exchange rates, Saint Brendan's branded cream liqueur again recorded good sales growth.

In the Irish and UK poultry markets, escalating costs and competitive pressures again contributed to difficult trading conditions in the sector. In the convenience sector, the former Hibernia Foods facilities acquired prior to year-end were successfully integrated. The expanded ready meals operation performed ahead of market growth rates. Kerry Foods also recorded encouraging results in the UK chilled desserts sector from the former Hibernia chilled patisserie facility in Birmingham.

The strengths of Kerry's marketing and distribution skills were again evidenced by the strong performance of the Richmond and Wall's brands. Wall's microwaveable sausage offering made excellent progress.

Americas

The Group's American operations performed strongly in the first half of 2004. Sales increased by 11.2% to €504m. Allowing for the impact of acquisitions and the shift in the exchange rate of the US dollar versus Euro, like-for-like sales growth of 6% in Kerry's core businesses again proved satisfactory. Operating profits grew by 13% to €55.3m, reflecting like-for-like growth of 9%. Greater awareness of dietary and health concerns accelerated the pace of new product introductions - particularly in North American markets. Kerry technologist's have led development of new formulations for managing carbohydrates in a broad range of food categories and in enhancing the nutritional value of wellness and health food and beverages. In the USA and Canada progress in the sweet sector, responding to such trends, has been very strong. Nutriant also benefited strongly through customer launches of new products with low-carb positioning containing soy isolates and soy protein systems. While overall conditions in the North American speciality ingredients markets remained challenging, again progress was achieved through nutritional lipids in the functional bar sector and in low-carb products.

In the food coatings sector, the restructuring of operations initiated in 2003 across Kerry manufacturing plants contributed to an improved business performance in the sector in the period. Product price increases and greater business efficiencies helped to offset higher sectoral raw material costs. In seasonings, good progress continued through the meat industry and regional snack producers. In the U.S. and Canadian markets, the Group's customised and branded food and beverage foodservice solutions business will form a new 'Food and Beverage Creations' division. Embracing Kerry's foodservice beverage brands (including Da Vinci Gourmet, JetTea, JetCafe and Oregon Chai), its food sector brands (Golden Dipt, Alferi and Aromont) and foodservice chains' business, development through this dedicated foodservice solutions division will be driven by an industry-leading culinary team based at the new Kerry Innovation Centre in

Satisfactory growth and development was achieved throughout all foodservice applications in the first half of 2004, particularly in the specialty coffee sector and the Group's recently acquired complementary flavoured beverage businesses.

In Mexican and Central American ingredients markets satisfactory business development continued, with further progress through seasonings and nutritional beverage applications. The foodservice sector in the region also exhibited encouraging prospects and activity in the speciality coffee sector appears promising. Kerry also recorded good growth in the Colombian and Venezuelan markets. Kerry's Brazilian based ingredients businesses recorded good growth in the artisinal ice-cream sector and through seasonings in the meat industry.

In line with dietary trends and increased demand for high impact flavours and natural authentic flavours, Kerry's Mastertaste flavour division made excellent progress in sweet and beverage sectors in American markets. Development in the nutritional, nutraceutical and healthy beverages categories was driven through the SunPure and Crystals businesses acquired in 2003. Flavour business development in the region continued with the completion of three further acquisitions based in the USA and Mexico. Mastertaste also made an important first step into the specialist international fragrance market.

Asia Pacific

An excellent business performance was achieved in Asia Pacific markets in the first half of 2004. Sales increased by 22% to €87.3m and operating profits increased by 28% to €6.9m. In line with the pace of development in major Asian economies, Kerry has made good progress in providing ingredient technologies to match the requirements of global food and beverage manufacturers now successfully established in Asia's fast growing consumer markets. Development through Kerry's speciality branded flavoured beverage applications was most encouraging. In Asia sales growth also increased through nutritional ingredients cheese systems, seasonings, food coatings and speciality lipids.

Kerry also recorded continued growth in its Australian and New Zealand businesses. Seasonings benefited from the expansion of the poultry sectors. Natural sauces were successfully introduced to the Australian prepared meals and foodservice sectors. The Kerry Pinnacle bakery division in Australia also recorded further growth through major supermarket chains.

Development

In the first half of 2004, the Group invested considerable resources in providing for future growth and development in line with evolving consumer nutritional, health, lifestyle and convenience requirements. The acquisition programme completed during the period, at a cost of €674m, has extended the Group's food ingredients platform to bio-ingredients and pharma-ingredients applications, significantly broadened the Group's flavour development technical and regional base, and also expanded the Group's interests in the U.S. branded beverage foodservice and natural foods sectors.

Acquisitions concluded during the period comprised:

(a) Ingredients Businesses

Quest Food Ingredients, a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy, beverage and confectionery markets worldwide. The acquisition completed on 30 April 2004, establishes a new Kerry Bio-Science division, operating from nine major manufacturing units located in Utrecht, Netherlands; Norwich NY, USA; Rochester MN, USA; Zwijndrecht, Netherlands; Esterol, Malaysia; Brantford, Canada; Cebu, Philippines; Cork, Ireland; and Menstrie, UK.

Technology and innovation is driven from two Centres of Excellence located in Naarden, Netherlands and Chicago, USA - complemented by satellite development centres across major markets. The acquired business significantly expands Kerry's technological base and has well established leading global positions in bio-ingredients and pharma-ingredients - including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products.

Cremo Ingredients, based in Glamsbjerg, Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

(b) Foodservice Businesses

Oregon Chai, a leading U.S. branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products. Serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the U.S. and Canada, Oregon Chai is the recognised brand leader in both natural and organic segments of the speciality Chai tea market.

Extreme Foods, a leader in developing and marketing branded ready-to-use ice blended flavoured beverages for the U.S. foodservice industry. Serving independent coffeehouses, national coffeehouse chains and department store in-house cafes, Extreme Foods produces unique ice-blended fruit smoothies and coffee frappes marketed under the JetTea and JetCafe brand names respectively. Available in nine different flavours, JetTea Smoothies are market leading

premium quality, pre-packaged, shelf stable, fat-free, fruit based smoothies. JetCafe is the world's only super-premium all natural ice-blended coffee frappe.

(c) Flavour Businesses

Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries from its state-of-the-art facilities based in New Jersey, USA. The Manheimer Fragrances division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, based in Los Angeles, specialising in natural fruit flavours, a major flavour supplier to food and beverage producers in the west coast of the USA.

Laboratorios Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, based in Mozzo, Bergamo in Northern Italy, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drink markets.

Finance

At the end of the half year Group borrowings amounted to €1,334m, compared to €852m at the end of the first half of 2003, notwithstanding record expenditure of €668m on acquisitions in the period. Kerry's businesses continue to generate a strong free cash flow which will ensure a speedy reduction in Group indebtedness.

The ratio of debt to EBITDA increased to 2.9 times (H1 2003 : 2.3 times), while debt to EV (Enterprise Value) increased from 26% at the end of the first half of 2003 to 29% at the end of the first half of 2004. Interest charges for the period were €23.3m compared to €22.3m in the first half of 2003, with EBITDA to net interest covered 12.0 times (H1 2003 : 8.6 times).

Dividend

The Board has declared an interim dividend of 4.5 cent per share, an increase of 11.1% on the 2003 interim dividend of 4.05 cent per share. The interim dividend will be paid on 29 November 2004 to shareholders registered on the record date 29 October 2004.

Current Trading and Outlook

The Group has demonstrated a strong capability to respond to evolving consumer trends through provision of flavour and ingredient technologies, and consumer food and beverage offerings which meet consumer lifestyle, convenience, health and nutritional requirements. This consistent strategy and clarity of focus in the organisation continues to deliver good results. Furthermore through the Group's recent acquisitions, including global flavour, food ingredients and bio-science technologies, important platforms have been established for future profitable growth and market development. In particular through the Kerry Bio-Science division the Group has established an important science foundation and significantly enlarged its food technology research capability. As part of Kerry's global operations - with the opportunity to leverage research results and technical development through Kerry's complementary businesses - this science platform will deliver strong commercial applications. In terms of nutrition and diet, Kerry Bio-Science research has already led to a deeper understanding of satiety control and new methodologies to regulate insulin and glucagon excretion. In addition, building on its relationship with major global pharmaceutical companies, Kerry Bio-Science, through its hydrolysed protein technologies, has a strong pipeline of development projects in cell tissue culture, diagnostics and production of 'smart' drugs for targeted therapy.

All core businesses and recently acquired businesses are performing well. Building on the good first half performance, the Group is confident of achieving a good outcome for the full year.

Kerry Group plc
Consolidated Profit and Loss Account
for the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Turnover				
Continuing operations		1,882,158	1,802,092	3,693,410
Acquisitions		73,186	-	-
	1	1,955,344	1,802,092	3,693,410
Operating profit before goodwill amortisation and exceptional items				
Continuing operations		140,605	133,155	308,519
Acquisitions		6,167	-	-
		146,772	133,155	308,519
Goodwill amortisation		30,335	24,661	48,103
Exceptional restructuring costs	4	6,720	-	-
Operating profit		109,717	108,494	260,416
Profit on sale of fixed assets		1,643	1,017	942

Interest payable and similar charges		23,266	22,281	37,356
Profit before taxation		88,094	87,230	224,002
Taxation		26,570	25,297	63,025
Profit after taxation and attributable to ordinary shareholders		61,524	61,933	160,977
Dividends		8,446	7,520	23,610
Retained profit for the period		53,078	54,413	137,367
Earnings per ordinary share (cent)				
- basic before goodwill amortisation and exceptional items	2	50.9	46.1	112.1
- basic after goodwill amortisation and exceptional items	2	33.1	33.4	86.7
- fully diluted after goodwill amortisation and exceptional items	2	32.9	33.3	86.4

Kerry Group plc
Consolidated Balance Sheet
as at 30 June 2004

	30 June 2004 Unaudited €'000	30 June 2003 Unaudited €'000	31 Dec. 2003 Audited €'000
Fixed assets			
Tangible assets	979,896	843,264	844,701
Intangible assets	1,314,377	821,433	837,301
	2,294,273	1,664,697	1,682,002
Current assets			
Stocks	530,011	427,453	383,899
Debtors	652,434	550,994	482,955
Cash at bank and in hand	50,695	32,013	56,862
	1,233,140	1,010,460	923,716
Creditors: Amounts falling due within one year	(1,060,679)	(877,751)	(709,872)
Net current assets	172,461	132,709	213,844
Total assets less current liabilities	2,466,734	1,797,406	1,895,846
Creditors: Amounts falling due after more than one year	(1,398,794)	(858,223)	(899,024)
Provisions for liabilities and charges	(53,223)	(57,197)	(48,333)
	1,014,717	881,986	948,489
Capital and reserves			
Called-up equity share capital	23,307	23,211	23,234
Capital conversion reserve fund	340	340	340
Share premium account	370,377	363,574	365,229
Profit and loss account	591,730	465,266	531,149
	985,754	852,391	919,952
Deferred income	28,963	29,595	28,537
	1,014,717	881,986	948,489

Kerry Group plc
Consolidated Cash Flow Statement
for the half year ended 30 June 2004

	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Operating profit before goodwill amortisation and exceptional items	146,772	133,155	308,519
Depreciation (net)	46,873	43,174	83,827
Change in working capital	(374)	(79,160)	9,138
Exchange translation adjustment	(309)	84	(1,176)
Net cash inflow from operating activities	192,962	97,253	400,308
Return on investments and servicing of finance	(21,107)	(21,633)	(40,774)
Taxation	(22,860)	(13,549)	(40,476)
Capital expenditure			
Purchase of fixed assets	(50,252)	(38,670)	(101,632)
Proceeds on the sale of fixed assets	2,275	1,923	7,683
Development grants received	233	236	1,194
Acquisitions and disposals			
Purchase of subsidiary undertakings	(668,431)	(124,896)	(207,376)
Proceeds on the sale of businesses	-	-	1,264
Deferred creditors paid	(28,767)	(2,027)	(5,532)
Exceptional restructuring costs	(1,761)	(8,892)	(16,575)
Consideration adjustment on previous acquisitions	(895)	(97)	(248)
Equity dividends paid	(16,041)	(14,571)	(22,196)
Cash outflow before the use of liquid resources and financing	(614,644)	(124,923)	(24,360)
Financing			
Issue of share capital	5,221	609	2,287
Increase / (decrease) in debt due within one year	148,856	43,703	(123,860)
Increase in debt due after one year	454,400	66,040	156,211
(Decrease) / increase in cash in the period	(6,167)	(14,571)	10,278

Reconciliation of Net Cash Flow to Movement in Net Debt

for the half year ended 30 June 2004

(Decrease) / increase in cash in the period	(6,167)	(14,571)	10,278
Cash flow from debt financing	(603,256)	(109,743)	(32,351)
Change in net debt resulting from cash flows	(609,423)	(124,314)	(22,073)
Exchange translation adjustment on net debt	(19,315)	35,910	80,677
Movement in net debt in the period	(628,738)	(88,404)	58,604
Net debt at beginning of period	(705,200)	(763,804)	(763,804)
Net debt at end of period	(1,333,938)	(852,208)	(705,200)

Kerry Group plc
Statement of Total Recognised Gains and Losses
for the half year ended 30 June 2004

	Half year ended 30 June 2004 Unaudited €'000	Half year ended 30 June 2003 Unaudited €'000	Year ended 31 Dec. 2003 Audited €'000
Profit attributable to ordinary shareholders	61,524	61,933	160,977
Exchange translation adjustment on foreign currency net investments	7,503	(7,159)	(24,230)
Total recognised gains and losses relating to the period	69,027	54,774	136,747

Reconciliation of Movements in Share Capital and Reserves
for the half year ended 30 June 2004

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of period	388,463	340	531,149	919,952
Retained profit	-	-	53,078	53,078
Share issue	5,221	-	-	5,221
Exchange translation adjustment	-	-	7,503	7,503
At end of period	393,684	340	591,730	985,754

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of period	(527,802)	1,058,951	531,149
Retained profit	(30,335)	83,413	53,078
Exchange translation adjustment	-	7,503	7,503
At end of period	(558,137)	1,149,867	591,730

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

Kerry Group plc
Notes to the Interim Report
for the half year ended 30 June 2004

1. Analysis of results by region

	Half year ended 30 June 2004 Unaudited		Half year ended 30 June 2003 Unaudited		Year ended 31 Dec. 2003 Audited	
	Turnover €'000	Operating Profit €'000	Turnover €'000	Operating Profit €'000	Turnover €'000	Operating Profit €'000
By geographical market of origin:						
Ireland	669,992	32,191	655,641	31,640	1,331,879	69,078
Rest of Europe	693,596	52,395	621,373	47,225	1,265,001	111,516
Americas	504,451	55,274	453,499	48,904	939,104	113,441
Asia Pacific	87,305	6,912	71,579	5,386	157,426	14,484
	1,955,344	146,772	1,802,092	133,155	3,693,410	308,519
Goodwill amortisation	-	(30,335)	-	(24,661)	-	(48,103)
Exceptional restructuring costs	-	(6,720)	-	-	-	-
	1,955,344	109,717	1,802,092	108,494	3,693,410	260,416

	Turnover €'000	Turnover €'000	Turnover €'000
By destination:			
Ireland	356,681	351,298	725,879
Rest of Europe	934,178	862,449	1,764,163
Americas	538,246	487,501	984,808
Asia Pacific	126,239	100,844	218,560
	1,955,344	1,802,092	3,693,410

Turnover and operating profit as presented above, are stated net of intra Group transactions.

2. Earnings per share

	Half year ended 30 June 2004 Unaudited		Half year ended 30 June 2003 Unaudited		Year ended 31 Dec. 2003 Audited	
	EPS cent	€'000	EPS cent	€'000	EPS cent	€'000
Adjusted earnings *	50.9	94,766	46.1	85,577	112.1	208,183
Goodwill amortisation	16.3	30,335	13.3	24,661	25.9	48,103
Exceptional items (net of tax)	1.5	2,907	(0.6)	(1,017)	(0.5)	(897)
Profit after taxation, goodwill amortisation and exceptional items	33.1	61,524	33.4	61,933	86.7	160,977
Share option dilution	0.2	-	0.1	-	0.3	-
	32.9	61,524	33.3	61,933	86.4	160,977

The basic weighted average number of ordinary shares in issue for the period was 186,087,228 (half year ended 30 June 2003: 185,631,612; year ended 31 December 2003: 185,707,545). The diluted weighted average number of ordinary shares in issue for the period was 186,993,765 (half year ended 30 June 2003: 186,224,863; year ended 31 December 2003: 186,418,117). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and exceptional items. Adjusted earnings per shares is the adjusted earnings divided by the weighted average number of ordinary shares.

3. Businesses acquired

The Group completed a number of acquisitions during the period at a total cost of €674m.

The acquisition of Quest Food Ingredients from the ICI Group was completed at the end of April 2004. The acquired business has operations in The Netherlands, USA, Malaysia, Canada, Philippines, Ireland and the UK and also has two Centres of Excellence driving technology and innovation in The Netherlands and USA. Quest Food Ingredients has leading global positions in bio-ingredients and pharma-ingredients and has well established global customer relationships across the pharmaceutical, culinary, bakery, dairy, brewing and confectionery industries.

In May 2004, the Group acquired Manheimer. With state-of-the-art research and development facilities and manufacturing facilities in New Jersey, Manheimer is a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries, while Manheimer Fragrances develops and markets innovative fragrances for application in home-environmental, personal care, household and industrial products. The Cremo dairy ingredients and flavourings business was also acquired in May 2004. Based in Glamsbjerg, Denmark, the business has state-of-the-art manufacturing and product development facilities and has established an extensive customer base throughout Europe and Asia within the savoury convenience and snack food industry.

The acquisitions of Flavurence, Laboratorios Krauss, Fructamine, Oregon Chai and Extreme Foods were also completed in the period. Flavurence, based in Los Angeles, is a major flavour supplier to food and beverage producers in the West coast of the USA and specialises in natural fruit flavours. Laboratorios Krauss has a strong market presence through sweet flavours particularly in the bakery sector and is headquartered in Mexico City with flavour development facilities based in Pachuca, Mexico. Fructamine, based in Bergamo in Northern Italy, is a leading Italian producer of naturally extracted flavours and has a well established position across European savoury, bakery and soft drinks markets. Oregon Chai, a leading US-branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products based in Oregon and Extreme Foods, a developer and marketer of blended flavour beverages based in Nevada, hold leading positions in the fast-growing niches of the US-branded beverage foodservice sector.

4. Exceptional restructuring costs

The exceptional restructuring costs in the period relate to the rationalisation of new and existing businesses arising from the integration of Quest Food Ingredients and other acquisitions made in 2004 and 2003.

5. Accounting policies

These accounts have been prepared using the same accounting policies detailed in the 2003 annual financial statements.

6. Interim accounts

These accounts are not full accounts and except where indicated are unaudited. Full accounts to 31 December 2003, which received an unqualified audit report, have been filed with the Registrar of Companies.



Kerry Group PLC
25 May 2004

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

25 May, 2004

Kerry, the global ingredients, flavours and consumer food group, today stated that the Group expects a good outturn for the year 2004.

Addressing shareholders at the Group's Annual General Meeting, Hugh Friel, Chief Executive, confirmed that trading to date in 2004 has been strong with good progress in convenience, nutrition and lifestyle food and beverage markets. 'In line with market expectations, we are looking forward to a good outturn for the full year', said Mr Friel.

Commenting on the successful completion of major acquisitions in the Group's core markets, Mr Friel stated that the acquisition programme, at a cost of €665m to-date in 2004, had extended the Group's food ingredients platform to bio-ingredient and pharma-ingredients applications, significantly broadened the Group's flavour development technical and regional base, and also expanded the Group's interests in the U.S. branded beverage foodservice and natural foods sectors. 'With the increasing focus of the global food industry on the critical areas of health, nutrition and food safety, these acquisitions have expanded the Group's positioning in the key areas of taste, flavour and texture.

In particular the Group's acquisition of Quest Food Ingredients, while complementing our existing ingredients businesses, establishes a number of important new growth platforms which will be managed by our new Kerry Bio-Science division', Mr Friel added.

Notes for Editors :

In the financial year ended 31 December 2003, Kerry Group reported total turnover of €3.7 billion, reflecting like-for-like sales growth of 4.6%. Group operating profit before goodwill was reported at €308.5m, reflecting a like-for-like increase of 7.6%. Adjusted earnings per share increased by 10.1% to 112.1 cent. Approximately 36% of Group turnover originated in Ireland, 34% in the rest of Europe, 26% in the Americas and 4% in Asia Pacific.

continued ... ...

To date in 2004, Kerry has concluded the following strategic acquisitions for a total consideration of €665m, comprising :

(a) Ingredients Businesses

Quest Food Ingredients, a leader in innovation and application of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy and confectionery markets worldwide.

Cremo Ingredients, based in Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

(b) Foodservice Businesses

Oregon Chai, a leading branded supplier of natural Chai Tea Latte mixes, concentrates and ready-to-drink products, serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the USA and Canada.

Extreme Foods, a producer and marketer of ready-to-use ice-blended fruit smoothies and coffee frappes, marketed under the JetTea and JetCafe brand names respectively, serving the flavoured beverages sector of the U.S. foodservice industry.

(c) Flavour Businesses

Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries from its state-of-the-art facilities based in New Jersey, USA. The Manheimer Fragrances division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, specialising in natural fruit flavours, is a major flavour supplier to food and beverage producers in the west coast of the USA.

Laboratorias Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drinks markets.

ends

For further information please contact : Telephone: + 353 66 718 2304

Frank Hayes, Fax: + 353 66 718 2972

Director of Corporate Affairs, Email:

corpaffairs@kerry.ie

Kerry Group plc. Website:

www.kerrygroup.com

Kerry Group PLC
25 May 2004

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

25 May, 2004

Kerry, the global ingredients, flavours and consumer food group, today stated that the Group expects a good outturn for the year 2004.

Addressing shareholders at the Group's Annual General Meeting, Hugh Friel, Chief Executive, confirmed that trading to date in 2004 has been strong with good progress in convenience, nutrition and lifestyle food and beverage markets. 'In line with market expectations, we are looking forward to a good outturn for the full year', said Mr Friel.

Commenting on the successful completion of major acquisitions in the Group's core markets, Mr Friel stated that the acquisition programme, at a cost of €665m to-date in 2004, had extended the Group's food ingredients platform to bio-ingredient and pharma-ingredients applications, significantly broadened the Group's flavour development technical and regional base, and also expanded the Group's interests in the U.S. branded beverage foodservice and natural foods sectors. 'With the increasing focus of the global food industry on the critical areas of health, nutrition and food safety, these acquisitions have expanded the Group's positioning in the key areas of taste, flavour and texture.

In particular the Group's acquisition of Quest Food Ingredients, while complementing our existing ingredients businesses, establishes a number of important new growth platforms which will be managed by our new Kerry Bio-Science division', Mr Friel added.

Notes for Editors :

In the financial year ended 31 December 2003, Kerry Group reported total turnover of €3.7 billion, reflecting like-for-like sales growth of 4.6%. Group operating profit before goodwill was reported at €308.5m, reflecting a like-for-like increase of 7.6%. Adjusted earnings per share increased by 10.1% to 112.1 cent. Approximately 36% of Group turnover originated in Ireland, 34% in the rest of Europe, 26% in the Americas and 4% in Asia Pacific.

continued ... ...

To date in 2004, Kerry has concluded the following strategic acquisitions for a total consideration of €665m, comprising :

(a) Ingredients Businesses

Quest Food Ingredients, a leader in innovation and application of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy and confectionery markets worldwide.

Cremo Ingredients, based in Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

(b) Foodservice Businesses

Oregon Chai, a leading branded supplier of natural Chai Tea Latte mixes, concentrates and ready-to-drink products, serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the USA and Canada.

Extreme Foods, a producer and marketer of ready-to-use ice-blended fruit smoothies and coffee frappes, marketed under the JetTea and JetCafe brand names respectively, serving the flavoured beverages sector of the U.S. foodservice industry.

(c) Flavour Businesses

Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries from its state-of-the-art facilities based in New Jersey, USA. The Manheimer Fragrances division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, specialising in natural fruit flavours, is a major flavour supplier to food and beverage producers in the west coast of the USA.

Laboratorias Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drinks markets.

ends

For further information please contact : Telephone: + 353 66 718 2304

Frank Hayes, Fax: + 353 66 718 2972

Director of Corporate Affairs, Email:

corpaffairs@kerry.ie

Kerry Group plc. Website:

www.kerrygroup.com

Kerry Group PLC
10 May 2004

Press Announcement

10 May 2004 For immediate release

Kerry Group announces a further major expansion of its global flavours business

Kerry, the global ingredients, flavours and consumer foods group, today announced the acquisition of four flavour businesses, significantly expanding the Group's Mastertaste division's flavour development and global customer service capabilities. The acquisition of Manheimer Inc. based in New Jersey (USA), Flavurence based in Los Angeles (USA), Laboratorios Krauss based in Mexico and Fructamine based in Italy, represents a further major step in broadening the Group's flavour technical base and in progressing Mastertaste's regional development and business expansion programme. Total consideration for the four acquired businesses amounted to €170m. In the financial year 2003, the acquired businesses had annual revenues of €110m and earnings before interest, taxation, depreciation and amortisation (EBITDA) of €15m. The acquisition of Manheimer also includes the business of Manheimer Fragrances, which represents Kerry's first business interest in the international fragrance market.

Manheimer, is a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries. The business has state-of-the-art research and development facilities in Teterboro, New Jersey and a modern manufacturing facility in Clark, New Jersey. Through well established international customer relationships the business has a strong heritage in beverage and savoury flavours. Its primary strengths include natural extracts, botanicals and citrus flavours, complementing Mastertaste's Florida based SunPure flavour business.

Manheimer Fragrances, develops and markets innovative fragrances for application in home-environmental, personal care, household and industrial products. The business, which has developed proprietary fragrance technologies from its New Jersey based facilities, has an extensive fragrance library and a leading reputation for provision of highly functional fragrance solutions, particularly in the fast-growing home-environmental fragrance sector.

Flavurence, based in Los Angeles is a major flavour supplier to food and beverage producers in the West Coast of the USA. Specialising in natural fruit flavours, particularly tropical and exotic, the acquired business serves beverage, dairy, bakery and confectionery markets - complementing the Group's recently acquired US based flavour businesses.

Laboratorios Krauss, with flavour development facilities based in Pachuca, Mexico and headquartered in Mexico City, has a strong market presence through sweet flavours particularly in the bakery sector. The acquired business establishes an important regional platform for Mastertaste's growth and development in Mexico, Latin America and the Caribbean.

Fructamine, based in Mozzo, Bergamo in Northern Italy, is a leading Italian producer of naturally extracted flavours. Through its savoury, sweet and beverage flavours, and unique flavour encapsulation technology, Fructamine has a well established position across European savoury, bakery and soft drinks markets. The business also has Representative Offices in France, Germany, Spain and the UK. Together with Mastertaste's existing Turin based flavour business, and Mastertaste (UK) based in Cam, this acquisition significantly advances the division's position in European markets.

Commenting on the acquisitions, Hugh Friel, Kerry Group Chief Executive said: ' Demand for natural, more varied and complex flavours is growing in line with

evolving consumer trends and increasing consumption of convenience foods, prepared meal solutions, health and nutraceutical food and beverages. Manheimer Fragrances represents the Group's first entry into the specialist fragrance market, where rapidly changing consumer dynamics are also providing strong growth opportunities in home-environmental, air care and personal care products '.

Ends

For further information please contact:

Frank Hayes,	Tel:	+353 66 7182304
Director of Corporate Affairs,	Fax:	+353 66 7182972
Kerry Group plc.	Email:	

corpaffairs@kerry.ie



Kerry Group PLC
04 May 2004

Press Announcement

4 May 2004 For immediate release

Kerry Group completes purchase of Quest Food Ingredients

Kerry, the global ingredients, flavours and consumer foods group, today confirmed the completion of the Group's purchase of Quest Food Ingredients from the ICI Group.

On a 2003 pro-forma basis, the acquired business had annual revenues of US$255m and earnings before interest, taxation, depreciation and amortisation (EBITDA) of US$37m. Total consideration for the acquistion amounts to US$440m.

Quest Food Ingredients is a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy and confectionery markets worldwide. Reflecting the business culture and unique strengths of Quest Food Ingredients, the acquired business will form a new Kerry Bio-Science division in Kerry Group.

Tha acquisition was completed on 30 April 2004.

ends

For further information please contact:

Frank Hayes, Tel: +353 66 7182304
Director of Corporate Affairs, Fax: +353 66 7182972
Kerry Group plc. Email:

corpaffairs@kerry.ie



Kerry Group plc

30th March 2004

Re: Interim Results - Kerry Group plc

Please be advised that a Board Meeting of Kerry Group plc will be held on 30th August, 2004 to approve the interim results of the Group for the half year ended 30th June 2004 and to declare an interim dividend. The results will be released to the market at 7.00 a.m. on Tuesday 31st August, 2004.

Kerry Group plc

Brian Durran

Group Secretary

29th March 2004



Kerry Group PLC
23 March 2004

News Release

23 March 2004 For immediate release

Kerry Group announces further acquisitions in the U.S. branded beverage foodservice sector

Kerry, the global ingredients, flavours and consumer foods group, today announced the acquisition of Oregon Chai, Inc. based in Portland, Oregon, USA and Extreme Foods, based in Las Vegas, Nevada, USA. The businesses, which hold leading positions in fast growing niches of the branded beverage foodservice sector in the USA, are being acquired for a total consideration of US$96m.

Oregon Chai is the leading U.S. branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products. Serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the U.S. and Canada, Oregon Chai is the recognised brand leader in both natural and organic segments of the speciality Chai tea market.

Extreme Foods is a leader in developing and marketing branded ready-to-use ice blended flavoured beverages for the U.S. foodservice industry. Serving independent coffeehouses, national coffeehouse chains and department store in-house cafes, Extreme Foods produces unique ice-blended fruit smoothies and coffee frappes marketed under the JetTea and JetCafe brand names respectively. Available in nine different flavours, JetTea Smoothies are market leading premium quality, pre-packaged, shelf stable, fat-free, fruit based smoothies. JetCafe is the world's only super-premium all natural ice-blended coffee frappe.

Mr. Hugh Friel, Kerry Group Chief Executive, said: 'The acquisition of Oregon Chai and Extreme Foods complement the Group's acquisitions of Stearns and Lehman and Da Vinci Gourmet in fast growing segments of the U.S. branded beverage foodservice and natural foods sectors. With increasing demand for health-conscious, natural, lifestyle beverages, the addition of market leading brands is a further significant step in building Kerry's portfolio in the dynamic U.S. foodservice and all natural beverage sectors'.

\- ends -

For further information please contact:

Frank Hayes

Director of Corporate Affairs

Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site:

www.kerrygroup.com



Kerry Group PLC
02 March 2004

News Release

2 March 2004 Immediate Release

Kerry Group announces a major expansion of its
global food ingredients business

Kerry, the global ingredients, flavours and consumer foods group, today announced that it has entered into an agreement to acquire Quest Food Ingredients from the ICI Group.

Quest Food Ingredients is a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy and confectionery markets worldwide. On a 2003 pro-forma basis, the business being acquired had annual revenues of US$255m and earnings before interest, taxation, depreciation and amortisation (EBITDA) of US$37m. The value of net assets being acquired, including a 50% investment in a joint venture manufacturing unit in Esterol, Malaysia, is US$150m.

Total consideration for the acquisition amounts to US$440m. Kerry Group will finance the acquisition through existing lines of credit. Completion is expected in the second quarter of 2004.

Quest Food Ingredients operates from nine major sourcing units located in Utrecht, Netherlands; Norwich NY, USA; Rochester MN, USA; Zwijndrecht, Netherlands; Esterol, Malaysia; Brantford, Canada; Cebu, Philippines; Cork, Ireland; and Menstrie, UK. Technology and innovation in Quest Ingredients is driven from two Centres of Excellence located in Naarden, Netherlands and Chicago, USA - complemented by satellite development centres across major markets. The business being acquired has leading global positions in bio-ingredients and pharma-ingredients including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products. Quest Ingredient technology platforms enhance nutrition, flavour, texture and shelf life of food and beverages. With sales and market development resources located in 23 countries, the business has well established global customer relationships across the pharmaceutical, culinary, bakery, dairy, brewing and confectionery industries. In 2003, sales in European markets accounted for 40% of Quest's ingredients sales; North American markets 38% of total sales; Asia Pacific markets 10% of sales and Rest of World markets accounted for 12% of total sales.

As part of this agreement, the commercial and technical relationship between Quest Food Ingredients and the Quest Flavours Division will be maintained, with Quest Ingredients continuing to supply ingredients to Quest Flavours.

Commenting on the acquisition, Kerry Group Chief Executive Hugh Friel said, 'the acquisition of Quest Food Ingredients, as well as expanding our position in taste and texture ingredients, brings a number of important new technology platforms to Kerry. With the increasing focus by the global food industry on the key areas of health, nutrition and food safety, this acquisition means additional exciting growth opportunities for the Group. In particular Quest has a longstanding relationship with the pharmaceutical industry - through hydrolysed proteins used in cell tissue culture, specialist ingredients for tabletting, therapeutic and nutritional products. Complementing our existing ingredients businesses, Quest has an excellent geographic market spread - extending Kerry's market reach particularly in Eastern European and Asian markets and adding a new list of global customers'.

- ends -

For further information please contact:
Frank Hayes
Director of Corporate Affairs Tel no +353 66 7182304
Fax no +353 66
7182972
Kerry Web Site:

www.kerrygroup.com

Kerry Group PLC
24 February 2004

Press Announcement

24 February 2004

Kerry Group plc Annual Results 2003

Kerry, the global ingredients, flavours and consumer foods group reports preliminary results for the year ended 31 December 2003.

Financial Highlights

- Like-for-like sales growth of 4.6%
- Operating profit* on a like-for-like basis increased by 7.6%
- Operating margin* up from 8.1% to 8.4%
- Profit after tax* increased by 10.3%
- Earnings per share* increased by 10.1% to 112.1 cent
- Earnings* increased by 15% on a like-for-like basis
- Dividend per share up 10% to 12.65 cent
- Free cash flow €204m

*adjusted for goodwill and exceptionals

Kerry Group Chief Executive, Hugh Friel said:

'In a year marked by significant currency shifts, Kerry achieved an excellent operational and financial performance. Like-for-like sales grew by 4.6% and the Group operating margin increased by 30 basis points to 8.4%. All Kerry businesses are well positioned to lead new product developments to meet consumer nutrition and lifestyle requirements. Market development continues through a strong pipeline of acquisition opportunities and, at current currency exchange rates, we are confident of meeting market earnings expectations in 2004'.

For further information please contact:

Frank Hayes

Director of Corporate Affairs — Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site:

www.kerrygroup.com

Kerry Group plc
Preliminary Statement
Results for the year ended 31 December 2003

Kerry achieved an excellent operational and financial performance across all its businesses in 2003. Against a background of exceptionally rapid currency movement in the Group's major markets, this strong business performance was realised through Kerry's capability to create and produce lifestyle and nutritional foods, flavours and ingredients to meet consumer demands for healthy, convenient, tasteful food and beverages. Awareness of dietary, nutritional and health issues was pervasive across all major consumer markets in 2003 - providing a strong stimulus for innovation and new product development.

While continuing to invest for future growth through capital development projects, research and development and ongoing strategic acquisition programmes, the Group again delivered in excess of €200m free cash flow.

Results

The Group's principal foreign currency exposures relate to sterling and the US dollar. Kerry minimises the impact of balance sheet translation exposure primarily through matching net foreign currency investments with foreign currency borrowings. While the Group may hedge foreign exchange transaction exposure, it does not hedge profit translation exposure. Accordingly the 20% depreciation of the US dollar exchange rate versus the euro and the 10% depreciation of sterling versus the euro over the past year has significantly impacted the translation of Group profits and sales in the Americas and the UK markets. Notwithstanding such currency movement total Group turnover reported at €3.7 billion was broadly similar to the prior year level. On a like-for-like basis, adjusting for acquisitions, divestitures and the impact of foreign exchange translation, total sales grew by 4.6% year-on-year.

Operating profit before goodwill in 2003 was reported at €308.5m. On a like-for-like basis, this reflects an increase of 7.6% on the prior year level. The Group focused considerable attention in 2003 on manufacturing synergies, supply chain efficiencies and improvements in the product mix - replacing lower margin lines with innovative products. As a result, the Group operating margin increased by 30 basis points to 8.4%.

Adjusted profit after tax increased by 10.3% to €208m. Adjusted earnings per share increased by 10.1% to 112.1 cent. On a like-for-like basis this result reflects earnings growth of 15% year-on-year. Earnings per share after allowing for goodwill and exceptionals increased from 56.1 cent in 2002 to 86.7 cent in 2003.

Net expenditure on capital projects at €92.8m was similar to the previous year's level. Expenditure on the Group's 2003 acquisition programme amounted to €208m and expenditure on research and development programmes increased by 12.6% to €88.4m.

Operations Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations reported at €1.33 billion reflect a 3% reduction on the prior year level due to business disposals and impact of currency. On a like-for-like basis, sales grew by 3% and operating profit increased by 11% to €69m. The operating margin of Irish based operations increased by 60 basis points year-on-year.

Reported turnover from European operations (excluding Ireland) at €1.27 billion was also slightly reduced due primarily to the lower sterling to euro exchange rate. This performance reflects underlying sales growth of 4.9% year-on-year. Operating profits increased to €112m, reflecting like-for-like growth of 7.7% and the operating margin grew by 30 basis points to 8.8%.

In European ingredients markets growth and market development was strongly influenced by trends in consumer markets - in particular greater awareness of health and food safety in addition to the increased demand for convenience. In 2003 food processor and foodservice markets benefited from the increased demand

for more appetising, varied, natural and convenient foods. In the savoury ingredients sector Kerry recorded good growth through seasonings and protein blends and through snack flavourings in particular in Eastern Europe and Germany. Conditions in European food coatings markets again proved highly competitive due to cereal raw material cost increases. However, due to its continuing focus on manufacturing efficiencies throughout its pan-European facilities and through product price increases, Kerry made satisfactory progress in the sector - particularly in seafood applications. The UK based EBI business, acquired in 2002, continued to record strong profitable growth in added-value coatings applications in foodservice markets throughout Europe and the Far East. In the fast growing European convenience food sector, the Aromont and Voyager businesses, acquired in late 2001, again made excellent progress particularly through culinary systems and sauces for the prepared meals sector.

In 2003 fruit participated as a key health ingredient in consumer products, providing a good platform for growth in usage of fruit preparations in European chilled and frozen dairy products, confectionery, bakery and biscuit markets. Kerry's sweet ingredients business also made good progress in those sectors through inclusions, particulates and coatings, while York Dragee also grew its retail offering of functional and health confectionery products.

Demand for high-protein functional foods and low-carbohydrate lines also provided good growth opportunities for Kerry's speciality dairy ingredients business. Further progress was achieved through functional dairy applications for nutritional beverages, sports beverages and infant formula.

Kerry's consumer foods business units in the UK and Ireland again grew satisfactorily in 2003, further enhancing Kerry Foods reputation as the leading added-value supplier of chilled foods in both markets. Through a continuing focus on innovation, convenience and consumer choice, the division's portfolio of brands all grew respective market positions. Denny remains market leader in sausage, rasher and pre-packed cooked meats - leading innovation and development of all category sub segments in the Irish market. Kerry Foods cheese and cheese snack brands all achieved an excellent performance in 2003. Charleville, Coleraine, and EasiSingles all grew market share with Charleville becoming the leading natural cheese brand in Ireland. Cheese snacking again recorded double-digit market growth in Ireland and the UK in 2003. Cheestrings remains the fastest-growing brand in the cheese snacks market and Attack-a-Snak, launched into the children's lunchbox market sector in late 2002, has already established a strong market position. The €14m capital investment programme at the Charleville plant, which will significantly increase production capacity across the Cheestrings range, is well advanced with Stage 1 on target for commissioning by mid-year 2004.

In the European foodservice sector, Kerry Foods consolidated its position as a leading supplier of sliced cheese to quick-serve restaurants.

Freshways, the leading brand in the Irish pre-packed sandwich market, acquired late in 2002, performed well. Construction of a new €14m manufacturing facility in Dublin was completed prior to year-end. Convenient pre-packed on-the-go salads were also added to the Freshways range. In a further development of Kerry's foodservice operations in Ireland, 'Kerryfresh', a dedicated chilled foodservice business designed to meet the needs of both retailers and food-to-go outlets on a nationwide basis, was also launched in late 2003.

Saint Brendan's Cream Liqueur again grew volume and market share in 2003 but margins were lower due to relative sterling/dollar exchange rates. The cream liqueur direct to retail business in the UK performed well and prior to year-end the business successfully launched Shannon's Irish Coffee - a market first in terms of a microwaveable Irish Coffee product.

Kerry's dairy and low-fat spreads all made good progress in each market segment. Omega 3 and 6 variants were added to the Low Low brand in 2003 and in the UK the division launched the markets first low-fat probiotic spread.

Richmond and Wall's maintained strong number 1 and 2 positions in the UK sausage market. Porkinsons and Bowyers 95% Fat Free also grew market shares. Wall's innovation in the frozen segment of the market brought new customers to the market segment through the launch of shaped meat products. Prior to year-end the Mr Brain's branded pork meats business, formerly part of the Hibernia Foods Group, was also added.

The UK chilled convenience foods market grew by 7% year-on-year. Kerry Foods outperformed market growth rates in chilled ready meals, cooked meats and savoury pastry. Rye Valley Foods also grew market share in the UK frozen ready meals category. The acquisition of the former Hibernia Foods Group facility in Hartlepool (UK) prior to year-end further consolidates its leading market position in this sector. The business also acquired the former Hibernia chilled patisserie facility in Birmingham, broadening the divisions' range of chilled products to the UK retail sector.

Trading conditions in the Irish and UK poultry sectors proved challenging in 2003 due to the time lag in securing product price increases. A strong Christmas trade provided some uplift but overall performance in the sector was below the previous year's level.

Kerry Foods Direct to Store continued to develop its market leadership position in the UK convenience and forecourt sectors. In its first full year following the integration of the Northern Foods van sales business, the division enjoyed strong growth particularly in the sandwich category and other related 'eat now' product areas.

Globalisation of the flavour industry continued apace in 2003 due to growth in demand for convenience foods, growth in natural flavour usage, flavour technology advances, trends towards more exotic flavours and growth in functional beverage markets. In Europe Mastertaste Italy significantly outperformed market growth rates, benefiting from leading beverage developments and new product launches in the beverage category. Driven by the increased demand for natural flavours, Mastertaste UK also grew satisfactorily particularly through advanced savoury applications with multinational customers. Exploiting the newly acquired citrus technology arising from the Florida based SunPure acquisition, the division also successfully extended its sweet and beverage flavour applications through its pan-European customer base. Mastertaste also made good progress in Eastern European markets.

Americas

As reported at the end of the first half of 2003, the significant shift in the exchange rate of the US dollar versus euro impacted translation of sales and profits in American markets. This adverse translation effect meant that sales for the full year as reported at €939m are slightly reduced on the 2002 level. However, on a like-for-like basis sales in 2003 increased by 6% and operating profits reported at €113m reflect an increase of 5.5% on a like-for-like basis relative to 2002. The operating margin was reduced by 70 basis points to 12.1% due to the cumulative operational impact of the heavy acquisition programme over the past three years, establishment costs associated with the Mastertaste flavour division and decentralisation costs arising from the restructuring of the food ingredients strategic business units in the USA.

The key driver of development in the North American food industry in 2003 was the challenge to meet consumer nutrition and 'wellness' expectations through food and beverage applications. All Kerry businesses were well positioned to lead new product developments through the division's application specific ingredients technologies. The Group's Nutriant division, launched in 2002, is dedicated to development and commercialisation of ingredients and systems to meet specific nutritional requirements. In particular, its soy protein and

nutritional platform has established a strong market position in pasta, cereal, baked goods and nutrition bar categories. Delivering superior taste compared to other soy alternatives, Nutriant soy ingredients were central to the successful launch of new low-carbohydrate foods late in 2003. Production capacity at the division's organically certified soy isolates plant, the only organically certified plant of its kind, was significantly increased to meet market requirements.

In speciality ingredients, sectoral growth areas included dry sauces for private label markets and nutritional lipids for functional bar applications. In the coatings sector, product price increases failed to match higher cereal raw material prices and energy costs, resulting in lower margins. Management is addressing improved business efficiencies and improvements in the product mix, including introduction of highly flavoured systems and low-carbohydrate coatings which have brought new opportunities in higher value-added products.

Kerry's sweet ingredients business also benefited from the increased focus on nutritional products - supplying high protein crisp rice, high protein coatings and caramels, no added sugar, and sugar free coatings.

Having consolidated the Group's various interests in foodservice across North American markets, the new Kerry Foodservice division made good progress through its customised and branded food and beverage solutions. The Kerry Innovation Center in Dallas was established, incorporating a team of product development and culinary specialists dedicated to the provision of unique menu offerings to add value to foodservice chain customers' business. In 2003, sales of flavoured syrups to the fast growing speciality coffee sector proved very successful. Golden Dipt Coatings also had a good year in foodservice markets. Kerry Seasonings continued to make good progress through meat seasoning and liquid sauce sales to U.S. based meat and poultry processors. Rector Foods, Kerry's meat seasonings business in Canada, also performed well. In the U.S. and Canada good progress was achieved in snack seasonings through the launch of new premium seasoning blends.

Weaker economic conditions in Mexico and Central America meant that business development in the region was slower in 2003. A new processing plant for production of ready-to-use sauce systems was commissioned and good progress was achieved in regional foodservice markets.

Kerry made encouraging progress in South American markets in 2003, despite the relatively slow pace of economic recovery in the region. The business was well placed to benefit through import substitution in cheese and dairy, functional dairy ingredients and speciality lipid applications. In Brazil, Kerry consolidated its position as the number one supplier into the artisinal ice-cream sector. Progress continued in the meat seasoning sector and through the development of sweet ingredients for the growing cereal bar market in the region.

Mastertaste North America performed in line with market trends in its savoury and beverage business units. In sweet flavour applications, Mastertaste outperformed market growth rates through provision of cost effective innovative solutions. In 2003 Mastertaste established a new flavour research laboratory and pilot plant facilities in Mexico City to service Mexican and Central American markets.

In North American markets the following acquisitions were completed in 2003.

(a) Ingredients Businesses

Guernsey Bel, a leading innovator and provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar, frozen dessert and confectionery industries - operating from two modern manufacturing facilities located in Chicago and in Hayward, California.

Pacific Seasonings, a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries - operating from manufacturing facilities in Seattle (organic certified) and Detroit.

Da Vinci Gourmet, based in Seattle, Washington - a leading manufacturer of branded flavoured syrups, confectionery sauces and tea concentrates, serving speciality coffee chains, speciality food and grocery stores and foodservice outlets in more than forty countries.

(b) Flavour Businesses

SunPure, a leading producer of natural citrus flavours and ingredients - located at the centre of the North American citrus industry in Lakeland, Florida. The business, which is also a significant producer of apple essence and beverage flavours and bases, is focused on meeting the requirements of leading flavour houses, branded beverage companies and private label beverage producers.

Crystals International, a leading specialist manufacturer of natural fruit and vegetable flavours for beverage, confectionery, dairy, nutraceutical and pharmaceutical applications. Based in Plant City, Florida, the business is recognised as a leading global provider of speciality all-natural fruit flavours.

Asia Pacific

Kerry businesses reported an excellent performance across Asia Pacific markets in 2003. Sales increased by 9.9% to €157m reflecting like-for-like sales growth of 12.3%. Operating profits increased by 13.9% to €14.5m and by 11.9% on a like-for-like basis year-on-year.

In Australia, 2003 was Kerry's most successful year to-date in terms of business development and new product introductions. Gains were achieved in the meat and poultry sectors, the quick-service restaurant sectors and in particular in the foodservice beverage sector. The Pinnacle bakery division also made solid progress.

In New Zealand strong growth was again achieved through coatings and marinades for the added-value poultry sector, through snack seasoning applications utilising Kerry global technology and through new product offerings to quick-service restaurants.

In Asia speciality ingredients grew across the region. Kerry's investment in Thailand in late 2002 has established a strong platform in the meat seasonings sector and in coatings for seafood and meat applications. Sales were particularly strong in South East Asia across all technologies but particularly in speciality lipids, nutritional powders, cheese powders and food coating systems. Trends in the beverage and snack industries in Asia are most encouraging and Kerry is increasingly selected as the supplier of choice in this dynamic marketplace. In North Asia, Kerry made good progress in the nutritional sector which grew in excess of 10% year-on-year.

Building on the Group's recent acquisition of Da Vinci Gourmet and Pacific Seasonings, prior to year-end Kerry established a new foodservice business unit in Asian markets to capitalise on its enhanced product offering to gourmet coffee houses and speciality chains across the region. Da Vinci Gourmet is already the established leading branded flavoured syrups provider to Japan's speciality coffee market.

Finance

The Group maintained its record of strong free cash flow generation in 2003.

After a working capital reduction of €8m, net cash expenditure on capital projects of €93m, interest payments of €41m, tax of €40m and dividends of €22m, free cash flow available to the Group was €204m. The total consideration, including debt, arising from Group acquisitions in 2003 amounted to €208m. Net debt at year-end amounted to €705m compared to the prior year-end level of €764m. Debt to EBITDA stood at a comfortable 1.9 times.

The impact of the recent significant shift in dollar and sterling exchange rates versus the euro was most pronounced at operating profit level. At net earnings level the impact is reduced due to translation of dollar and sterling interest, goodwill and tax charges. Interest charges were €37m compared to the 2002 level of €50m, with EBITDA to interest covered 10.5 times (2002 : 7.8 times).

In 2003, the placement of US$650m Senior Notes with U.S. institutional investors was successfully completed, lengthening the Group's debt maturity profile. The average maturity of net debt at year-end stood at 7.8 years.

The total number of shares in issue at year-end was 185,874,145 (2002: 185,613,945).

Since 2001, the Group has pursued a sustained business expansion and technical development programme through over twenty acquisitions in North American markets - significantly enhancing Kerry's capabilities in all core ingredients and flavour strategic markets. In 2004, this manufacturing base will be restructured on a once-off basis to maximise operational efficiencies. Net of tax, the exceptional charge arising from this restructuring programme is expected to be offset through the sale of redundant or non-core assets.

Dividend

The Board has declared a final dividend of 8.6 cent per share, an increase of 9.6% on 2002. Together with the interim dividend of 4.05 cent per share, this raises the total dividend payment for the year to 12.65 cent per share, an *increase of 10% on the 2002 dividend. The final dividend will be paid on 28 May* 2004 to shareholders registered on the record date 30 April 2004.

Board and Management Changes

As previously announced, on 1 August 2003 Mr. Denis Brosnan retired as Chairman and Director of the Group and was succeeded as Chairman by Mr. Denis Buckley, Vice-Chairman of Kerry Group plc since March 1996.

Mr. Michael Griffin has today retired as an Executive Director of the Board and will step down from his position as CEO of Kerry Foods, the Group's consumer foods division, at the end of February. Mr. Griffin joined the Kerry organisation in 1973 and was appointed General Manager of Kerry Foods (UK) in 1986. He joined the Board as an Executive Director in 1990 and was appointed CEO of Kerry Foods in 1993.

Mr. Flor Healy, currently General Manager of Kerry Foods Ireland, has been appointed to succeed Mr. Griffin as CEO of Kerry Foods and as an Executive Director of Kerry Group plc. Mr. Healy joined Kerry's Graduate Recruitment Programme in 1984 and served in a number of key positions across the Group's foods businesses prior to his appointment in 1997 as General Manager of Kerry Foods in Ireland.

The Board has today also co-opted Mr. Michael J. Sullivan as a non-executive Director to the Board of the company. Mr. Sullivan served as United States Ambassador to Ireland from January 1999 to June 2001 and as a Governor of the State of Wyoming between 1987 and 1995. A member of the Bar, State of Wyoming, Mr. Sullivan is also a non-executive Director of Allied Irish Banks plc, Sletten Construction Inc., and Cimarex Energy Inc.

Annual Report and Annual General Meeting

The Group's Annual Report will be published at the end of April and the Annual General Meeting will be held in Tralee on 25 May 2004.

Future Prospects

Group businesses are well positioned to continue to grow and develop in line with increasing consumer demand for convenient, nutritional, lifestyle foods and beverages. The trading outlook for the current year is good and, at current currency exchange rates, the Group is confident of meeting market earnings expectations in 2004.

Kerry Group plc
Consolidated Profit and Loss Account
for the year ended 31 December 2003

	Notes	2003 €'000	2002 €'000
Turnover			
Continuing operations	1	3,693,410	3,754,808
Turnover			
Operating profit - continuing operations			
Before goodwill amortisation and exceptional items	1	308,519	305,410
Goodwill amortisation		48,103	41,401
Exceptional restructuring costs		-	56,602
Turnover			
Operating profit	1	260,416	207,407
Profit on sale of businesses		-	1,744
Profit on sale of fixed assets		942	279
Interest payable and similar charges		37,356	50,238
Turnover			
Profit before taxation		224,002	159,192
Taxation		63,025	55,289
Turnover			
Profit after taxation and attributable to ordinary shareholders		160,977	103,903
Dividends - paid		7,625	6,806
- proposed		15,985	14,571
Turnover			
		23,610	21,377
Turnover			
Retained profit for the year		137,367	82,526
Turnover			
Earnings per ordinary share (cent)			
- basic before goodwill amortisation and exceptional items	4	112.1	101.8
- basic after goodwill amortisation and exceptional items	4	86.7	56.1
- fully diluted after goodwill amortisation and exceptional items	4	86.4	55.7

The financial statements were approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Denis Buckley, Chairman

Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Balance Sheet
as at 31 December 2003

	2003 €'000	2002 €'000
Fixed assets		
Tangible assets	844,701	870,406
Intangible assets	837,301	765,384
	1,682,002	1,635,790
Current assets		
Stocks	383,899	363,545
Debtors	482,955	500,606
Cash at bank and in hand	56,862	46,584
	923,716	910,735
Creditors: Amounts falling due within one year	(709,872)	(821,823)
Net current assets	213,844	88,912
Total assets less current liabilities	1,895,846	1,724,702
Creditors: Amounts falling due after more than one year	(899,024)	(824,134)
Provisions for liabilities and charges	(48,333)	(64,571)
	948,489	835,997
Capital and reserves		
Called-up equity share capital	23,234	23,202
Capital conversion reserve fund	340	340
Share premium account	365,229	362,974
Profit and loss account	531,149	418,012
	919,952	804,528
Deferred income	28,537	31,469
	948,489	835,997

The financial statements were approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Denis Buckley, Chairman

Hugh Friel, Chief Executive

Kerry Group plc

Consolidated Cash Flow Statement
for the year ended 31 December 2003

	2003 €'000	2002 €'000
Operating profit before goodwill amortisation and exceptional items	308,519	305,410
Depreciation (net)	83,827	84,952
Change in working capital	9,138	48,786
Exchange translation adjustment	(1,176)	(2,691)
Net cash inflow from operating activities	400,308	436,457
Returns on investments and servicing of finance		
Interest received	943	1,751
Interest paid	(41,717)	(51,583)
Taxation	(40,476)	(43,612)
Capital expenditure		
Purchase of fixed assets	(101,632)	(96,183)
Proceeds on the sale of fixed assets	7,683	3,584
Development grants received	1,194	398
Acquisitions and disposals		
Purchase of subsidiary undertakings	(207,376)	(237,539)
Proceeds on the sale of businesses	1,264	33,199
Deferred creditors paid	(5,532)	(8,883)
Exceptional restructuring costs	(16,575)	(33,717)
Consideration adjustment on previous acquisitions	(248)	(393)
Equity dividends paid	(22,196)	(19,293)
Cash outflow before the use of liquid resources and financing	(24,360)	(15,814)
Financing		
Issue of share capital	2,287	5,178
(Decrease) / increase in debt due within one year	(123,860)	81,677
Increase / (decrease) in debt due after one year	156,211	(44,251)
Increase in cash in the year	10,278	26,790

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2003

	2003 €'000	2002 €'000
Increase in cash in the year	10,278	26,790
Cash flow from debt financing	(32,351)	(37,426)
Change in net debt resulting from cash flows	(22,073)	(10,636)
Exchange translation adjustment	80,677	65,756
Movement in net debt in the year	58,604	55,120

Net debt at beginning of year	(763,804)	(818,924)
Net debt at end of year	(705,200)	(763,804)

Kerry Group plc
Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

	2003 €'000	2002 €'000
Profit attributable to the Group	160,977	103,903
Exchange translation adjustment on foreign currency net investments	(24,230)	(40,722)
Total recognised gains and losses relating to the year	136,747	63,181

Kerry Group plc
Reconciliation of movements in share capital and reserves
for the year ended 31 December 2003

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of year	386,176	340	418,012	804,528
Retained profit	-	-	137,367	137,367
Shares issued during year	2,328	-	-	2,328
Share issue costs	(41)	-	-	(41)
Exchange translation adjustment	-	-	(24,230)	(24,230)
At end of year	388,463	340	531,149	919,952

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of year	(479,699)	897,711	418,012
Retained profit	(48,103)	185,470	137,367
Exchange translation adjustment	-	(24,230)	(24,230)
At end of year	(527,802)	1,058,951	531,149

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

Kerry Group plc
Notes to the Financial Statements
for the year ended 31 December 2003

1. Analysis of results by region

	2003 Turnover €'000	2003 Operating Profit €'000	2003 Net Assets €'000	2002 Turnover €'000	2002 Operating Profit €'000	2002 Net Assets €'000
By geographical market of origin:						
Ireland	1,331,879	69,078	495,891	1,373,681	62,637	463,743
Rest of Europe	1,265,001	111,516	625,558	1,293,154	109,586	635,040
Americas	939,104	113,441	474,066	944,767	120,473	437,909
Asia Pacific	157,426	14,484	58,174	143,206	12,714	63,109
	3,693,410	308,519	1,653,689	3,754,808	305,410	1,599,801
Goodwill amortisation	-	(48,103)	-	-	(41,401)	-
Exceptional restructuring costs	-	-	-	-	(56,602)	-
Group borrowings (net)	-	-	(705,200)	-	-	(763,804)
	3,693,410	260,416	948,489	3,754,808	207,407	835,997

	2003 Turnover €'000	2002 Turnover €'000
By destination:		
Ireland	725,879	766,027
Rest of Europe	1,764,163	1,788,914
Americas	984,808	1,002,942
Asia Pacific	218,560	196,925
	3,693,410	3,754,808

Turnover, operating profit and net assets as presented above are stated net of intra Group transactions and balances.

Kerry Group plc
Notes to the Financial Statements
for the year ended 31 December 2003

2. Accounting Policies

These accounts have been prepared using the same accounting policies as detailed in the 2002 annual financial statements.

3. Basis of preparation and reporting currency

The financial information set out in this document does not constitute full statutory accounts for the years ended 31 December 2003 or 2002 but is derived from same. The 2003 and 2002 accounts have been audited and received unqualified audit reports. The 2003 financial statements were approved by the Board of Directors on 23 February 2004.

The financial statements are prepared under the historical cost convention and are presented in Euro.

4. Earnings per share

	EPS cent	2003 €'000	EPS cent	2002 €'000
Adjusted earnings*	112.1	208,183	101.8	188,707
Goodwill amortisation	25.9	48,103	22.3	41,401
Exceptional items (net)	(0.5)	(897)	23.4	43,403
Profit after taxation, goodwill amortisation and exceptional items	86.7	160,977	56.1	103,903
Share option dilution	0.3	-	0.4	-
	86.4	160,977	55.7	103,903

The basic weighted average number of ordinary shares in issue for the year was 185,707,545 (2002: 185,363,778). The diluted weighted average number of ordinary shares in issue for the year was 186,418,117 (2002: 186,389,840). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and net exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and net *exceptional items. Adjusted earnings per share is the adjusted earnings divided by the weighted average* number of ordinary shares.

Kerry Group PLC
04 February 2004

Kerry Group plc

4th February 2004

Re: Final Results

Please be advised that a Board Meeting of Kerry Group plc will be held on 23rd February, 2004 to approve the preliminary results of the Group for the year ended 31st December, 2003 and declare a final dividend. The above will be released to the market at 7.00 a.m. on Tuesday 24th February, 2004.

Brian Durran

Group Secretary

Kerry Group plc

2 February 2004

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange

Kerry Group PLC
29 January 2004

Kerry Group plc
29 January 2004

Directorate Changes

The Board of Kerry Group plc today announces the appointment of Mr. Timothy G. Horan and Mr. Desmond O'Connor as Directors of the Company with immediate effect.

Mr. Horan and Mr. O'Connor are Directors of Kerry Co-operative Creameries Limited.

For further information contact

Frank Hayes
Director of Corporate Affairs
Kerry Group plc

Tel: + 353 66 7182304
Fax: + 353 66 7182972

Kerry Group PLC
15 December 2003

Kerry Group plc
15 December 2003

Directorate Changes

The Articles of Association of Kerry Group plc stipulate that any Director of the Company who, being a Director of Kerry Co-operative Creameries Limited (KCC), resigns from the Board of KCC shall cease to be a Director of Kerry Group plc.

Accordingly, Mr. Michael Gabbett, who retired as a Director of KCC, ceased to be a Director of Kerry Group plc with effect from 12 December 2003.

On the same date, Mr. Denis Buckley, having retired as a Board member of KCC, ceased to be a Director of the Company but was co-opted by the Board of Kerry Group plc as a Director and Chairman.

For further information contact

Frank Hayes
Director of Corporate Affairs
Kerry Group plc

Tel: + 353 66 7182304
Fax: + 353 66 7182972



Kerry Group PLC
17 October 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND
CONNECTED PERSONS

1. Name of company

Kerry Group plc

2. Name of director

Michael Griffin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director at 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AIB Nominees (Jersey) Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Nominee on behalf of beneficial owner

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Sale

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

50,000

10. Percentage of issued class

Less than .001%

11. Class of security

A Ord 12.5c



12. Price per share

Euro15.00

13. Date of transaction

10 October 2003

14. Date company informed

16 October 2003

15. Total holding following this notification

56,700

16. Total percentage holding of issued class following this notification

Less than .001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Brian Durran, Secretary Kerry Group plc

Date of Notification

17 October 2003



Kerry Group PLC
10 October 2003

Press Announcement

10 October 2003

For immediate release

Kerry announces US$62m further development initiatives in global food ingredients and flavours markets.

Kerry, the global ingredients, flavours and consumer foods group, today announced the acquisitions of U.S. based Da Vinci Gourmet and Crystals International. The businesses are being acquired for a total consideration of US$62m.

Da Vinci Gourmet is a leading manufacturer of branded flavoured syrups, confectionary sauces and tea concentrates - serving specialty coffee chains, specialty food and grocery stores and foodservice outlets in more than forty countries. Based in Seattle, Washington, Da Vinci Gourmet is a leading brand in the fast growing specialty coffee market. With over sixty distinctive flavours within the traditional, sugar-free and all-natural syrup markets, applications include expresso-drinks, brewed coffee and tea, granitas, smoothies, desserts, Italian sodas and other beverages.

Crystals International is a leading specialist manufacturer of natural fruit and vegetable flavours for beverage, confectionary, dairy, nutraceutical and pharmaceutical applications. Through unique proprietary processing technologies, Crystals International, based in Plant City, Florida, has developed a reputation as the world's leading source of specialty all-natural fruit flavours, serving food processor, beverage, nutraceutical and foodservice markets across twenty eight countries.

Mr Hugh Friel, Managing Director of Kerry Group said that the acquisitions represented two further important steps in broadening the Group's technology and customer base in fast growing niches of global foodservice, ingredients and flavours markets. 'The acquisition of Da Vinci Gourmet consolidates Kerry's leadership position in the gourmet coffee segment, complementing the Stearns and Lehman business acquired in 2002. Combining Crystals International with Mastertaste's existing flavour technologies - in particular through synergies with the Florida based SunPure acquisition completed in February 2003 - considerably strengthens the flavour division's position in beverage flavours and bases and in other all-natural sweet and savoury flavour applications', Mr Friel added.

ends

For further information please contact

Frank Hayes,

Director Corporate Affairs,

Kerry Group plc.

Telephone: + 353 66 7182304

Fax: + 353 66 7182972

Email:

corpaffairs@kerry.ie

Website:

www.kerrygroup.com



Kerry Group PLC
02 September 2003

Kerry Group plc

Press Announcement



Tuesday 2 September 2003

Kerry Group plc Interim Report
Half Year Ended 30 June 2003

Kerry, the global ingredients, flavours, and consumer foods group, reports interim results for the half year ended 30 June 2003.

Financial Highlights

- Like-for-like sales growth of 5.9%
- Operating profit* increased by 4.1% to €133m (a *like-for-like increase of 9.3%)*
- Operating margin* up from 7.1% to 7.4%
- Adjusted profit after tax* up 10.6% to €85.6m
- Adjusted earnings per share* increased by 10.3% to 46.1 cent
- FRS3 earnings per share increased by 65.3% to 33.4 cent
- Interim dividend per share up 11% to 4.05 cent

*before goodwill and exceptionals

Commenting on the half-year 2003 performance, Kerry Group Managing Director, Hugh Friel said; 'Against a background of significant currency movement in the Group's major markets, Kerry outperformed industry growth rates delivering a strong operational performance and good financial results. Like-for-like sales increased by 5.9% relative to the first half of 2002 and the Group operating margin advanced by 30 basis points. Awareness of health and dietary issues is providing a positive stimulus for innovation across our ingredients, flavours and consumer foods business units. The Group has a busy pipeline of acquisition opportunities and is confident of a good out-turn for the full-year in line with market forecasts'.

For further information please contact:

Frank Hayes
Director of Corporate Affairs Tel no +353 66 7182304

Fax no +353 66 7182972

Kerry Web Site:

www.kerrygroup.com

Chairman's Statement

For the half year ended 30 June 2003

Results

Against a background of significant currency movement in the Group's major markets, in the first half of 2003 Kerry again demonstrated the Group's inherent strengths by producing a strong operational performance and good financial results. Following two years of sustained business expansion and technical development through a programme of over twenty acquisitions, in the period under review the Group focused considerable attention on the enhancement of operational effectiveness and innovation to meet ever-changing consumer requirements, while continuing to seek out further growth opportunities. Satisfactory progress and good organic growth was achieved throughout the Group's ingredients, flavours and consumer foods markets. Notwithstanding the significant shift in dollar and sterling exchange rates versus the euro, total Group turnover reported was similar to the same period of last year at €1.8 billion. This reflects like-for-like sales growth of 5.9% compared with 5.0% in the first half of 2002. Through successful integration of acquired businesses and an on-going focus on manufacturing efficiencies, the Group operating margin increased to 7.4% in the first half of 2003 from 7.1% in the same period of 2002.

Operating profit before goodwill and exceptional items increased by 4.1% to €133.2m, reflecting a like-for-like increase of 9.3% versus the comparable period. Adjusted profit after tax increased by 10.6% to €85.6m. Equivalently, earnings per share increased by 10.3% to 46.1 cent. Basic FRS3 earnings per share increased by 65.3% to 33.4 cent.

Operating Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations again grew encouragingly to €655.6m, reflecting like-for-like sales growth of 8.9%. Operating profit increased from €26.9m to €31.6m.

Due to the relatively lower sterling to euro exchange rate, sales originating from the Group's European operations (excluding Ireland) were slightly lower at €621.4m. On a like-for-like basis European operations increased sales by 5.1% and operating profits grew to €47.2m, reflecting a like-for-like increase of 10.9%.

The values of Kerry Foods' branded portfolio and the benefits of the division's relentless focus on development of consumer-led innovative products were again demonstrated in the period. Assisted by its technical, marketing and distribution network, the division grew market share in all key categories organically and through successful new product developments in a highly competitive environment. In Ireland, major advances were achieved in the cheese snacking, sandwich, premium sliced meat and food-to-go sectors. Freshways, acquired in late 2002, made excellent progress in the foodservice, travel and retail sectors through its range of pre-packed sandwiches, breakfast baps, bagels and wraps. The €14m project to expand its Dublin manufacturing facility will be completed and commissioned prior to year-end. In the cheese and cheese snacks sectors, progress through the Cheestrings, Charleville, Coleraine, EasiSingles and Cheestrings 'Attack-A-Snak' range - launched in late 2002, was most encouraging. Stage 1 of a €14m capital investment programme to quadruple

production capacity across the Cheestrings range has commenced at the Charleville production plant.

In the Irish and UK poultry sectors, escalating costs and competitive pressures gave rise to difficult trading conditions in the period. Margin recovery was adversely impacted due to a time lag in securing necessary market price increases. In the UK market, Kerry Foods made further progress in the prepared meals sector and through the Walls', Richmond and Mattessons branded ranges. On-going investment to expand production capacity and product range in the ready meals sector is proceeding as planned. Excellent progress was again achieved through Kerry Foods Direct To Store in the UK convenience sector, including the addition of a number of new national accounts. However, the rationalisation and relocation of all pastry production to the Poole site (following the Pork Farms Bowyers transaction concluded in 2002) led to significant once-off costs, which impacted performance of the business during the period.

Performance across the Group's European ingredients businesses was well ahead of the prior half-year level. This reflects efficiencies accruing from the capital development programmes concluded in 2002 and on-going success in leveraging the range of Kerry technologies, culinary systems and ingredients range - particularly in fast growing sectors such as prepared meals. Building on the acquisitions of Voyager Foods (UK) and Aromont (France) the business focus is to continue to leverage synergies and business potential in the prepared foods and meat industries - particularly into Southern and Eastern European markets. The division's performance in European food coatings markets was significantly improved through benefits from supply chain improvement projects, increased production efficiencies and synergies across manufacturing facilities. The UK based EBI Foods business, acquired in late 2002, exceeded budgeted business targets for the period across added-value coatings markets in European, Middle Eastern and Far Eastern markets. While conditions in European coatings markets remain highly competitive, the division expects to realise recent cereal raw material cost increases through product price increases and further manufacturing synergies. In the European snack-seasoning sector, Kerry made further gains in line with market trends - in particular in Eastern European markets. In the specialist dairy ingredients, sweet and fruit ingredients sectors continued progress was achieved in nutritional, health, confectionery and indulgence product categories.

Following the launch in 2002 of Mastertaste, the Group's international flavour division, considerable progress has been achieved in establishing flavour development capabilities and business structures to support the division's strategic development and core supplier programmes. In Europe, the UK and Italian based businesses performed ahead of industry growth rates. The businesses are now focused on further development of sweet, savoury and beverage flavour applications and broadening the division's pan-European customer base.

Americas

The significant shift in the exchange rate of the U.S. dollar versus euro impacted translation of sales and profits in American markets. Sales in American markets of €453.5m in the period and operating profits of €48.9m reflect a 3% increase in sales and profits on a like-for-like basis. However, the heavy acquisition and business development programmes in American markets in recent years (with completion of 8 acquisitions in 2001, 9 acquisitions in 2002 and 3 acquisitions to-date in 2003) coupled with establishment costs of the Mastertaste flavour division and decentralisation costs associated with restructuring of the food ingredients Strategic Business Units in the USA meant that the reported operating margin in the period fell by 30 basis points relative to the first half of 2002 to 10.8%. Management are addressing improved business efficiencies in response to the rapid business development in the region and the requirement to match cost increases with appropriate market price increases in some sectors.

In the USA and Canadian markets, Kerry's seasonings and foodservice businesses performed well with sustained growth of meat seasonings applications and a broadening of the snack customer base. Again, performance in the fast growing beverages sector proved satisfactory with strong growth in coffeehouse chains. In the area of sweet ingredients the Group gained substantial new business through 'NSA' - no sugar added - applications and in the premium ice-cream sector. Cost increases in the speciality ingredients and coatings sectors were not matched in the marketplace. Recovery in both sectors is on-going which, with enhanced business efficiencies and restructuring of operations, is expected to deliver a satisfactory outcome by year-end. The increased focus on dietary and health concerns in the USA and Canadian market has provided a significant stimulus in terms of new product development. All Kerry businesses are well placed to deliver innovative ingredients and application specific solutions to meet such requirements and have a well-proven industry record of leading development in terms of health and nutritional concerns. The division's dedicated nutritional products business 'Nutriant' has benefited strongly from such trends through its high-protein soy isolates and organic systems. Synergies across the Group's specialist dairy proteins, flavours and other North American business units are focused on meeting the evolving dietary requirements and rapidly differentiating demographic trends. Progress was again satisfactory in Mexico and Latin American markets, in particular through promising market development initiatives in the Andean region. Economic conditions in South American markets remain difficult, which has had a negative impact on new product rollout. While the dairy and ice-cream industries have struggled, nevertheless, Kerry has enjoyed success due to a momentum to more technological ingredients - in particular in the area of beverages. Progress was also again recorded through meat seasonings and through sweet ingredients for the cereal-bar market.

In American markets, a new Mastertaste business structure serving beverage, sweet and savoury flavour applications has been established. The flavour businesses acquired in 2001 and 2002 were successfully restructured in line with the new Mastertaste business structure and management are focused on exploiting the synergies of the combined businesses, while also exploring complementary acquisition opportunities.

Asia Pacific

Business development in the Group's Asia Pacific markets in the period was again very encouraging. Sales in the region at €71.6m reflect like-for-like sales growth of 7.4% compared to the first half of 2002. Operating profits grew to €5.4m, reflecting a like-for-like increase of 34.8%.

In Australia, progress continued through seasonings and marinades in the added-value poultry sector. Kerry Pinnacle had a strong performance - extending its 'healthy' ranges of bakery mixes through retail chains. New Zealand again produced good growth through snack and meat seasonings.

In Asia, beverage applications grew satisfactorily in all markets. Nutritional products achieved solid growth in Malaysia, Thailand and China, whilst snack seasonings recorded strong growth in the Philippines and Malaysia. With the growth of the prepared foods, seafood and foodservice industries in Thailand, prospects are good for Kerry's seasonings and marinades manufacturing business acquired in late 2002.

Development

As previously announced, the Group completed three acquisitions in the USA at a total cost in the period of €125m - furthering its flavours, sweet ingredients and seasonings business development in North American markets.

(a) Ingredients Businesses

Guernsey Bel, a leading innovator and provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar, frozen dessert and confectionery industries - operating from two modern manufacturing facilities located in Chicago and in Hayward, California.

Pacific Seasonings, a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries - operating from manufacturing facilities in Seattle (organic certified) and Detroit.

(b) Flavours

SunPure, a leading producer of primary citrus ingredients and flavour molecules - located at the centre of the North American citrus industry in Lakeland, Florida. The business, which is also a significant producer of apple essence and beverage flavours and bases, currently services the requirements of a large customer base in the USA and Japan - including leading flavour houses, branded beverage companies and private-label beverage producers. Mastertaste, in integrating the acquired business, will focus on the significant growth opportunities in wider flavour and beverage growth markets across Europe, Latin America and Asia, as well as its established market base.

Finance

Net cash flow from operating activities increased by €21.2m to €97.3m. Group borrowings amounted to €852.2m compared to €897.6m at the end of the first half of 2002. Debt to EBITDA fell to 2.2 times (H1 2002 : 2.5 times). Interest charges decreased by €4.4m to €22.3m, with EBITDA to interest covered 8.6 times (H1 2002 : 6.9 times).

During the period the Group also successfully concluded the placement of US$650 million Senior Notes with U.S. institutional investors, lengthening the Group's debt maturity profile. The average maturity of net debt is now 7.5 years.

The basic weighted average number of ordinary shares in issue for the period was 185,631,612 *(half year ended 30 June 2002: 185,184,512; year-ended 31 December 2002: 185,363,778).*

Dividend

The Board has declared an interim dividend of 4.05 cent per share, an increase of 11% on the 2002 interim dividend of 3.65 cent per share. The interim dividend will be paid on 28 November 2003 to shareholders on the record date 31 October 2003.

Current Trading and Outlook

The Group's first half results underline the capability of Kerry businesses to outperform industry growth rates, notwithstanding currency movements and sectoral issues in some geographic markets. Heightened awareness of health and dietary issues is providing a further stimulus for continued innovation in the food ingredients, flavours and consumer foods industry. Coupled with on-going requirements for convenience and ease-of-cooking, such trends will continue to present good growth opportunities for Kerry's business units.

The Group remains firmly focused on supply chain improvements and operational efficiencies. While we continue to seek acquisitions of size, the Group will continue to expand and broaden its technology and core business base in all territories through a busy pipeline of small to medium sized acquisition targets. Notwithstanding currency fluctuations, prospects for the full-year are good, with an expected out-turn in line with market forecasts.

Kerry Group plc
Consolidated Profit and Loss Account
for the half year ended 30 June 2003

	Notes	Half year ended 30 June 2003 Unaudited €'000	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Turnover				
Continuing operations	1	1,802,092	1,799,838	3,754,808
Operating profit - continuing operations				
Before goodwill amortisation and exceptional items		133,155	127,963	305,410
Goodwill amortisation		24,661	20,202	41,401
Exceptional restructuring costs		-	25,524	56,602
Operating profit	1	108,494	82,237	207,407
Profit on sale of businesses		-	1,789	1,744
Profit / (loss) on sale of fixed assets		1,017	(31)	279
Interest payable and similar charges		22,281	26,652	50,238
Profit before taxation		87,230	57,343	159,192
Taxation - current tax		20,063	17,819	46,605
- deferred tax		5,234	2,206	8,684
Profit after taxation and attributable to ordinary shareholders		61,933	37,318	103,903
Dividends		7,520	6,802	21,377
Retained profit for the period		54,413	30,516	82,526
Earnings per ordinary share (cent)				
- basic before goodwill amortisation and exceptional items	2	46.1	41.8	101.8
- basic after goodwill amortisation and exceptional items	2	33.4	20.2	56.1
- fully diluted after goodwill amortisation and exceptional items	2	33.3	20.0	55.7

Kerry Group plc
Consolidated Balance Sheet
as at 30 June 2003

	30 June 2003 Unaudited €'000	30 June 2002 Unaudited €'000	31 Dec. 2002 Audited €'000
Fixed assets			
Tangible assets	843,264	844,418	870,406
Intangible assets	821,433	690,074	765,384
	1,664,697	1,534,492	1,635,790
Current assets			
Stocks	427,453	406,769	363,545
Debtors	550,994	570,101	500,606
Cash at bank and in hand	32,013	30,521	46,584
	1,010,460	1,007,391	910,735
Creditors: Amounts falling due within one year	(877,751)	(883,191)	(821,823)
Net current assets	132,709	124,200	88,912
Total assets less current liabilities	1,797,406	1,658,692	1,724,702
Creditors: Amounts falling due after more than one year	(858,223)	(815,102)	(824,134)
Provisions for liabilities and charges	(57,197)	(46,562)	(64,571)
	881,986	797,028	835,997
Capital and reserves			
Called-up equity share capital	23,211	23,180	23,202
Capital conversion reserve fund	340	340	340
Share premium account	363,574	361,333	362,974
Profit and loss account	465,266	378,804	418,012

	852,391	763,657	804,528
Deferred income	29,595	33,371	31,469
	881,986	797,028	835,997

Kerry Group plc
Consolidated Cash Flow Statement
for the half year ended 30 June 2003

	Half year ended 30 June 2003 Unaudited €'000	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Operating profit before goodwill amortisation and exceptional items	133,155	127,963	305,410
Depreciation (net)	43,174	45,040	84,952
Change in working capital	(79,160)	(93,399)	48,786
Exchange translation adjustment	84	(3,538)	(2,691)
Net cash inflow from operating activities	97,253	76,066	436,457
Return on investments and servicing of finance	(21,633)	(25,438)	(49,832)
Taxation	(13,549)	(15,941)	(43,612)
Capital expenditure			
Purchase of fixed assets	(38,670)	(48,673)	(96,183)
Proceeds on the sale of fixed assets	1,923	69	3,584
Development grants received	236	264	398
Acquisitions and disposals			
Purchase of subsidiary undertakings	(124,896)	(124,985)	(237,539)
Proceeds on the sale of businesses	-	34,034	33,199
Deferred creditors paid	(2,027)	(2,754)	(8,883)
Exceptional restructuring costs	(8,892)	(13,591)	(33,717)
Consideration adjustment on previous acquisitions	(97)	-	(393)
Equity dividends paid	(14,571)	(12,513)	(19,293)
Cash outflow before the use of liquid resources and financing	(124,923)	(133,462)	(15,814)
Financing			
Issue of share capital	609	3,515	5,178
Increase in debt due within one year	43,703	112,025	81,677
Increase / (decrease) in debt due after one year	66,040	28,649	(44,251)
(Decrease) / increase in cash in the period	(14,571)	10,727	26,790

Reconciliation of Net Cash Flow to Movement in Net Debt
for the half year ended 30 June 2003

(Decrease) / increase in cash in the period	(14,571)	10,727	26,790
Cash flow from debt financing	*(109,743)*	*(140,674)*	*(37,426)*
Change in net debt resulting from cash flows	(124,314)	(129,947)	(10,636)
Exchange translation adjustment	35,910	51,275	65,756
Movement in net debt in the period	(88,404)	(78,672)	55,120
Net debt at beginning of period	(763,804)	(818,924)	(818,924)
Net debt at end of period	(852,208)	(897,596)	(763,804)

Kerry Group plc
Statement of Total Recognised Gains and Losses
for the half year ended 30 June 2003

	Half year ended 30 June 2003 Unaudited €'000	Half year ended 30 June 2002 Unaudited €'000	Year ended 31 Dec. 2002 Audited €'000
Profit attributable to ordinary shareholders	61,933	37,318	103,903
Exchange translation adjustment on foreign currency net investments	(7,159)	(27,920)	(40,722)
Total recognised gains and losses relating to the period	54,774	9,398	63,181
Prior year adjustment - deferred tax	-	(36,063)	(36,063)
Total gains and losses recognised since last annual report	54,774	(26,665)	27,118

Reconciliation of Movements in Share Capital and Reserves
for the half year ended 30 June 2003

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of period	386,176	340	418,012	804,528
Retained profit	-	-	54,413	54,413
Share issue	609	-	-	609
Exchange translation adjustment	-	-	(7,159)	(7,159)
At end of period	386,785	340	465,266	852,391

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of period	(479,699)	897,711	418,012
Retained profit	(24,661)	79,074	54,413
Exchange translation adjustment	-	(7,159)	(7,159)
At end of period	(504,360)	969,626	465,266

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

Kerry Group plc
Notes to the Interim Report
for the half year ended 30 June 2003

1. Analysis of results by region

	Half year ended 30 June 2003 Unaudited		Half year ended 30 June 2002 Unaudited		Year ended 31 Dec. 2002 Audited	
	Turnover	Operating Profit	Turnover	Operating Profit	Turnover	Operating Profit

	€'000	€'000	€'000	€'000	€'000	€'000
By geographical market of origin:						
Ireland	655,641	31,640	627,115	26,887	1,373,681	62,637
Rest of Europe	621,373	47,225	628,318	43,900	1,293,154	109,586
Americas	453,499	48,904	473,514	52,769	944,767	120,473
Asia Pacific	71,579	5,386	70,891	4,407	143,206	12,714
	1,802,092	133,155	1,799,838	127,963	3,754,808	305,410
Goodwill amortisation	-	(24,661)	-	(20,202)	-	(41,401)
Exceptional restructuring costs	-	-	-	(25,524)	-	(56,602)
	1,802,092	108,494	1,799,838	82,237	3,754,808	207,407

	Turnover €'000	Turnover €'000	Turnover €'000
By destination:			
Ireland	351,298	322,400	766,027
Rest of Europe	862,449	868,939	1,788,914
Americas	487,501	503,961	1,002,942
Asia Pacific	100,844	104,538	196,925
	1,802,092	1,799,838	3,754,808

Turnover and operating profit as presented above, are stated net of intra Group transactions.

2. Earnings per share

	Half year ended 30 June 2003 Unaudited		Half year ended 30 June 2002 Unaudited		Year ended 31 Dec. 2002 Audited	
	EPS cent	€'000	EPS cent	€'000	EPS cent	€'000
Adjusted earnings *	46.1	85,577	41.8	77,410	101.8	188,707
Goodwill amortisation	13.3	24,661	10.9	20,202	22.3	41,401
Exceptional items (net of tax)	(0.6)	(1,017)	10.7	19,890	23.4	43,403
Profit after taxation, goodwill amortisation and exceptional items	33.4	61,933	20.2	37,318	56.1	103,903
Share option dilution	0.1	-	0.2	-	0.4	-
	33.3	61,933	20.0	37,318	55.7	103,903

The basic weighted average number of ordinary shares in issue for the period was 185,631,612 (half year ended 30 June 2002: 185,184,512; year ended 31 December 2002: 185,363,778). The diluted weighted average number of ordinary shares in issue for the period was 186,224,863 (half year ended 30 June 2002: 186,439,440; year ended 31 December 2002: 186,389,840). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and exceptional items. Adjusted earnings per share is the adjusted earnings divided by the weighted average number of ordinary shares.

3. Businesses acquired

The Group completed a number of acquisitions during the period at a total cost of €125m.

The acquisitions of Guernsey Bel and Pacific Seasonings, both based in the US, were completed in March 2003. Guernsey Bel operates from two modern manufacturing facilities located in Chicago and in Hayward, California and is a leading innovator and provider of value-added ingredients and inclusion technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar and confectionery industries. Pacific Seasonings is a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries and operates from two manufacturing facilities in Seattle and Detroit.

SunPure, a leading manufacturer of natural citrus flavours and ingredients, was acquired in February 2003. Located at the centre of the North American citrus industry in Lakeland, Florida, SunPure is also a significant producer of apple essence and beverage flavours and bases.

4. Accounting policies

These accounts have been prepared using the same accounting policies detailed in the 2002 annual financial statements.

5. Post balance sheet event

In July 2003 the Group completed the sale of its Bridgend Dairy business in Wales, which had been acquired as part of the Golden Vale acquisition.

6. Interim accounts

These accounts are not full accounts and except where indicated are unaudited. Full accounts to 31 December 2002, which received an unqualified audit report, have been filed with the Registrar of Companies.

1



Kerry Group PLC
05 August 2003

Press Announcement

5 August 2003

For immediate release

Mr. Denis Buckley succeeds Mr. Denis Brosnan as
Chairman of Kerry Group plc

As announced on 25 February 2003, Mr. Denis Brosnan signalled his intention to retire as Chairman later in the year and the Board confirmed the appointment of Mr. Denis Buckley as Chairman Designate to succeed Mr. Brosnan.

Kerry Group announces that following the Board Meeting on Friday afternoon 1 August 2003, Mr. Brosnan has retired and Mr. Buckley has taken over as Chairman. Mr. Buckley has been Vice Chairman of Kerry Group plc since March 1999, having been appointed as a non-executive Director of the company on its launch in 1986

On Mr. Brosnan's retirement, incoming Chairman Mr. Denis Buckley paid tribute to Denis Brosnan's leadership, vision and unrivalled contribution to the successful development and achievement of the Kerry organisation since its establishment. He said that the strategic development of Kerry Group, to a leading international food ingredients, flavours and consumer foods enterprise, is testament to Denis Brosnan's unwavering leadership and strategic vision. 'In addition, his nurturing of management capability across the Kerry organisation positions the Group well to continue to enhance its leadership in Kerry's chosen markets' he added.

- ends -

For further information please contact:

Frank Hayes,

Director Corporate Affairs,

Kerry Group plc.

Telephone: + 353 66 7182304

Fax: + 353 66 7182972

Email:

corpaffairs@kerry.ie

Website:

www.kerrygroup.com




financial
express

Kerry Group PLC
27 May 2003

Press Announcement

Updating Statement : Annual General Meeting : Kerry Group plc

27 May 2003

Kerry the global food ingredients, flavours and consumer foods group, today stated that the Group expects a good outturn for the full year and announced the successful placement of US$650 million Senior Notes with U.S. institutional investors.

Speaking at the Group's Annual General Meeting, Hugh Friel, Managing Director said that, notwithstanding currency fluctuations, Group prospects for the year are good, with the expected outturn for the full year in line with market forecasts. He added that Group sales are substantially in the currency of the country of origin and that balances remaining after netting are hedged using foreign exchange spot and forward contracts.

Mr. Friel also confirmed the successful placement of US$650 million Senior Notes with U.S. institutional investors. The average maturity of the new debt raised is over ten years. Mr. Friel stated that the placement, which lengthens the Group's debt maturity profile, takes advantage of keen investor appetite for investment grade corporate issues. Proceeds have been used to repay existing Group debt.

Notes for Editors:

Kerry Group is the leading global application specific food ingredients corporation, a growing international flavour technology company and the leading supplier of added-value brands and customer branded chilled foods to the Irish and UK markets.

In the financial year-ended 31 December 2002, total Group turnover grew by 25% to €3.8 billion. Group operating profit before goodwill and exceptionals increased by 17% to €305 million and adjusted earnings per share increased by 15.8% to 101.8 cent. Approximately 37% of Group turnover originated in Ireland, 34% in the rest of Europe, 25% in the Americas and 4% in Asia Pacific.

To date in 2003, Kerry has concluded three strategic acquisitions for a total consideration of US$135 million, comprising;

- SunPure, a leading manufacturer of natural citrus flavours and ingredients, located in Florida at the centre of the North American citrus industry,
- Guernsey Bel, a leading provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar and confectionery industries in the USA,
- Pacific Seasonings, a leading manufacturer of seasonings and spices for the meat, prepared foods, organic foods and snack food industries in the USA.

ends

For further information please contact:
Frank Hayes,
Director of Corporate Affairs,

Telephone: + 353 66 7182304
Fax: + 353 66 7182972
Email:

corpaffairs@kerry.ie

Kerry Group plc.

Website:

www.kerrygroup.com

Kerry Group PLC
02 April 2003

Press Announcement

2 April 2003

For immediate release

Kerry Group acquires U.S. based Guernsey Bel
and Pacific Seasonings businesses

Kerry, the global ingredients, flavours and consumer foods group, today announced the acquisition of two U.S. based food ingredients businesses, Guernsey Bel - a leading manufacturer of inclusions for frozen desserts and other growth areas in the sweet products sector, and Pacific Seasonings - a leading manufacturer of meat seasonings to the meat, prepared foods and foodservice industries. The businesses were acquired for a total consideration of US$67m.

Guernsey Bel operates from two modern manufacturing facilities located in Chicago and in Hayward, California and is a leading innovator and provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar and confectionery industries. Commenting on the acquisition of Guernsey Bel, Hugh Friel, Managing Director of Kerry Group, said that since 2000 Kerry has established an industry leading sweet ingredients business through its customised confectionery products and specialist extrusion technologies. 'The acquisition of Guernsey Bel further extends our technological and customer base in this dynamic sector and significantly expands our market presence through the provision of indulgence and texture components in particular for frozen dessert and premium ice-cream applications.

Pacific Seasonings is a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries. The business, operating from two manufacturing plants in Seattle and Detroit, services the requirements of food processors and foodservice providers and has developed a strong market presence through national restaurant chains in the USA. Hugh Friel commented, ' the business will assist the further development of Kerry's seasonings business in North America and in particular through

its West Coast location will provide a major boost to Kerry's business in that region of the U.S. market'. 'In addition the Seattle based operation is organic certified which is ideally positioned for growth in the world's largest market for organic products' Mr. Friel added.

Note for Editors:

Since year-end 2002, Kerry Group has also completed the acquisition of SunPure, a leading manufacturer of natural citrus flavours and ingredients. Located at the centre of the North American citrus industry in Lakeland, Florida, SunPure is also a significant producer of apple essence and beverage flavours and bases. The business, acquired for a total consideration of US$68m, operates from state of the art manufacturing facilities servicing the requirements of a strong customer base in the USA and Japan - including leading flavour houses, branded beverage companies and private label beverage producers. The company has a strong growth record, capitalising on the growth of citrus flavour usage and beverage flavours. Flavoured beverage markets have exhibited strong growth in recent years, fuelled by consumer interest in natural, ethnic and healthier beverage options with more pronounced flavour levels.

In combining SunPure with the Group's existing flavour businesses and technologies, Mastertaste, Kerry's global flavour division, will focus on the significant growth opportunities in wider flavour and beverage growth markets across Europe, Latin America and Asia, as well as its established markets in the U.S. and Japan.

- ends -

For further information please contact:
Frank Hayes,
Director Corporate Affairs,

Telephone: + 353 66 7182304
Fax: + 353 66 7182972
email:

corpaffairs@kerry.ie

Kerry Group plc.

Website:

www.kerrygroup.com



Kerry Group PLC
20 March 2003

Schedule 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Kerry Group plc

2. Name of director

Patrick Minogue

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director at 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick Minogue

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

1400

8. Percentage of issued class

Less than 0.0001%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

A Ord

12. Price per share

€12.15

13. Date of transaction

19 March 2003

14 Date company informed

20 March 2003

15. Total holding following this notification

1500

16. Total percentage holding of issued class following this notification

Less than 0.0001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Brian Durran

Secretary

Kerry Group plc

Date of Notification

20 March 2003



Kerry Group PLC
18 March 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Kerry Group Plc

2. Name of scheme

1986 Executive Share Option Scheme

3. Period of return:

From 27 July 2002 To 26 January 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,737,000

5. Number of shares issued / allotted under scheme during period:

156,100

6. Balance under scheme not yet issued / allotted at end of period

1,580,900

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,200,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

185,623,945

Contact for queries

Name Kerry Group Plc

Address Princes Street

Tralee

Co Kerry

Telephone 00 353 66 718 2000



Kerry Group PLC
14 March 2003

Schedule 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Kerry Group plc

2. Name of director

Denis Brosnan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director at 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Denis Brosnan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share sale

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

100,000

10. Percentage of issued class

Less than .001%

11. Class of security

A Ord

12. Price per share

€11.72

13. Date of transaction

13 March 2003

14 Date company informed

14 March 2003

15. Total holding following this notification

260,000

16. Total percentage holding of issued class following this notification

Less than .001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Brian Durran

Secretary

Kerry Group plc

Date of Notification

14 March 2003

Schedule 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Kerry Group plc

2. Name of director

Brian Mehigan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director at 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian Mehigan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share purchase

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

Less than .0001%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

A Ord

12. Price per share

€11.90

13. Date of transaction

14 March 2003

14 Date company informed

14 March 2003

15. Total holding following this notification

35,000

16. Total percentage holding of issued class following this notification

Less than .001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

Brian Durran

Secretary

Kerry Group plc

Date of Notification

14 March 2003

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange



Kerry Group PLC
25 February 2003

Press Announcement

25 February 2003

Kerry Group plc Annual Results 2002

Kerry, the global ingredients, flavours and consumer foods group, reports preliminary results for the year ended 31 December 2002.

Financial Highlights

- Sales increased by 25% to €3.8 billion
- Like-for-like sales growth of 6%
- EBITDA increased by 18% to €390m
- Operating profit* increased by 17% to €305m
- Adjusted profit after tax* up 22% to €189m
- Adjusted earnings per share* increased by 15.8% to 101.8 cent
- Final dividend per share up 16.3% to 7.85 cent
- €273m acquisition programme
- Free cash flow €232m.

*before goodwill and exceptionals

Kerry Group Managing Director, Hugh Friel said:

'The strong performance of the Group in 2002 is most encouraging and was achieved across all businesses and territories. Like-for-like sales grew by 6% reflecting the Group's focus and response to changing market dynamics and consumer trends. Free cash flow exceeded €200m for the first time and the Group again demonstrated its capability to speedily and efficiently integrate the acquired businesses. Based on our core strengths and global service capabilities, we view the prospects of the Group with confidence'.

For further information please contact:

Frank Hayes
Director of Corporate Affairs

Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site:

www.kerrygroup.com

Kerry Group plc
Preliminary Statement
Results for the year ended 31 December 2002

Kerry made excellent progress in 2002 achieving record sales, profitability and cash flow. The Group's strong performance again underlines the breadth of its geographic and technical base in ingredients markets and its reputation for innovative products and service to all major food manufacturing and foodservice companies. Equally, in chilled foods markets, Kerry's performance in 2002 further consolidates its position as the leading added value chilled food supplier to the UK and Irish markets, underpinned by above average industry growth in the Group's key branded categories. In addition the Group maintained momentum in providing a strong platform for future growth by successfully completing and integrating a range of acquisitions in flavour, culinary and nutritional growth sectors and in convenience lifestyle chilled food market segments.

Results

Group turnover increased by 25% to €3.8 billion. Like-for-like sales growth was 6% when account is taken of acquisitions, divestitures and foreign exchange fluctuations. This performance was broad based across all geographic markets and core business areas. Operating profit before goodwill and exceptionals increased by 17 % to €305.4m, again reflecting solid business development in all Group operations and good progress through integration of 2001 acquisitions. As signalled at year-end 2001, due to the profile and phase of development of acquisitions completed during that year, the Group operating margin was 8.1% in 2002, compared to the prior year level of 8.7%. On a like-for-like basis the *operating margin increased by 30 basis points.*

Adjusted profit after tax increased by 22% to €189m. Adjusted earnings per share increased by 15.8% to 101.8 cent. Earnings per share after allowing for goodwill and exceptionals was 26% lower than 2001 at 56.1 cent.

The Group continued to invest in strategic acquisitions and in research and development. Expenditure on acquisitions during the year amounted to €273.4m and expenditure on research and development programmes amounted to €78.5m.

Operations Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations increased by 56% to €1.4 billion reflecting a full years contribution from the former Golden Vale businesses and underlying growth of 4% year-on-year. Operating profit increased by 39% to €62.6m.

European operations (excluding Ireland) increased sales by 9% to €1.3 billion, recording 6% like-for-like growth. Operating profits in the region increased by 11% to €109.6m.

In Europe Kerry Ingredients recorded a strong performance, despite lower economic growth in the main consumer markets. The Aromont and Voyager businesses acquired in 2001 performed well, broadening Kerry's offering particularly to the dynamic prepared meals sector. While the food coatings sector proved difficult in the first half of 2002, Kerry nevertheless achieved solid growth overall in the sector through its ability to support its customer base across the spectrum of trading conditions from its multi-site facilities across Europe. Kerry again made satisfactory progress in the snack sector, in line with market growth levels. The division's expanded ingredients range also contributed to further gains in the quick-serve-restaurant sector. Eastern European markets again exhibited good growth. Kerry commissioned a new factory in Budapest to enhance its ingredients manufacturing capability and service in the region.

Kerry's sweet and fruit ingredients business across Europe benefited from stronger consumer demand for convenient, indulgent products in the dairy, bakery, cereal, confectionery and snack sectors.

In the UK and Irish consumer food markets, continued buoyancy in snacking and convenience sectors provided good growth opportunities for Kerry Foods, consolidating its position as the leading supplier of added value chilled foods. The Richmond, Walls and Denny brands continue to gain market share across sausage, rasher, sandwich fillings and premium sliced meats lines. In March, Kerry further broadened its position in the UK sausage sector with the addition of the Bowyers and Porkinsons brands as part of the acquisition of the Northern Foods van sales operation. The acquisition makes 'Kerry Foods Direct to Store' the unrivalled leader in servicing the chilled cabinet requirements of customers in the independent and convenience retail sectors. Kerry Foods also recorded excellent progress through its prepared meals offerings, chilled and frozen, in Ireland through the Denny brand and through customer brands in the UK markets. The UK chilled ready meals market, valued at Stg£1.1 billion, grew by 14% in value terms year-on-year.

In Ireland integration of the former Golden Vale businesses proved very successful. The Bailieboro and Artigarvan dairy processing operations were sold and processing across the Listowel and Charleville sites was streamlined. Difficulties in international dairy markets impacted on margins in the Irish milk processing sector, with change in input pricing during the year lagging reduced output prices.

Kerry Foods achieved good growth through its cheese brands and Cheestrings successfully broadened its offering in the children's snacking sector. Cheese slices grew satisfactorily in the European quick-serve-restaurant sector.

Considerable resources were applied in advancing the Group's global flavour business development strategy in 2002. 'Mastertaste', the Group's new flavour division was launched in June, to spearhead development across the Group's European, American and Asia-Pacific flavour businesses. Building on its 2001 and 2002 acquisitions, Mastertaste has streamlined the constituent flavour businesses and focused technical development across sweet, savoury and cheese and dairy flavour capabilities for the food and beverage industries.

R & D investment in Mastertaste in 2002 was focused on the development of natural flavours for both savoury and sweet applications and to extension of the division's line of functional flavours. Mastertaste Italy (SGF), which has a strong heritage in botanical and herbal extracts - developed originally for the Italian beverage sector, made good progress through development of a wide range of natural extracts.

Further development in European markets in 2002 included the acquisition of;

(a) Ingredients Business

EBI Foods Ltd, based in Abingdon, Oxfordshire, UK, - a leading provider of food coatings and blended ingredients to food manufacturers, supplying the foodservice sector across European, Middle Eastern and Far Eastern markets.

(b) Consumer Foods

Deli Products (Ireland) to further develop Kerry Foods' snack and convenience offering to the foodservice sector including sandwich bars and the hot and cold serve-over counter trade.

Northern Foods (Van Sales Service) extending Kerry Foods Direct to Store chilled foods distribution service to independent retail and convenience stores in the UK.

Freshways Limited, based in Dublin, - the leading manufacturer and distributor of pre-packed sandwiches to the Irish market. The acquired business supplies major retail groups, the fast growing travel sector and major foodservice outlets including healthcare and educational establishments.

Americas

Sales in American markets again grew satisfactorily by 18% to €945m reflecting the contribution from 2001/2002 acquisitions and like-for-like growth of 7% year-on-year. Operating profits increased by 14% to €120.5m.

In the USA, development across Kerry's seasonings, foodservice, coatings, sweet ingredients, speciality ingredients and 'Nutriant' nutritional ingredients businesses was again in line with expectations. Seasonings saw increased new product activity in the second half of 2002, with good progress in both salty snack and meat seasonings markets. In the speciality ingredients sectors, Kerry again grew in line with overall industry demand through dairy, cheese and speciality lipid ingredients. Business development through 'wet systems' targeted at the fast growing ready-to-use sauce category proved successful with both foodservice product manufacturers and retail branded sectors. Margins in the food coatings sector were weaker due to higher wheat flour and energy costs. Cereal prices remained firm in the second half of 2002, but were part compensated by some price improvement in coatings markets. In the foodservice sector, Kerry's brands - in particular Golden Dipt, performed well through focused marketing programmes with key distributors and chains.

Commencing with the acquisition of Shade Foods in 2000, Kerry has established a substantial, fast growing industry leading sweet ingredients business, serving the cereal, snack foods, ice cream, bakery and nutritional sectors with customised confectionery products and speciality extrusion technology. Having successfully integrated the SPI Foods acquisition, acquired in 2001, the division continued to lead development in the dynamic breakfast cereal and nutrition bar markets. Building on the Group's mission to become a leading supplier of nutritional ingredients through products and technologies that provide specific health benefits; 'Nutriant', combining the Solnuts and Iowa Soy businesses, launched mid-year, has already made excellent progress through its specialist non-chemically processed soy concentrates and isolates, organic lines, nut replacements and vegetarian products.

Kerry Canada continued to grow satisfactorily through export oriented food manufacturers. In Mexico and Latin America good growth was achieved, particularly in snack and bakery categories. Notwithstanding the economic crisis in Argentina and currency depreciation in Brazil, Kerry again advanced its business development in South America from its Brazilian based facilities.

Apart from on-going development through meat seasonings, functional dairy ingredients and speciality lipids, Kerry's sweet ingredients business recorded strong growth through chocolate compound coatings, variegates and inclusions - Brazil being one of the leading consumers of sweet products in the global marketplace. The Siber and Nutrir businesses, acquired in 2001, were integrated and production of Nutrir products was transferred to the Tres Coracoes site.

In American markets, Mastertaste successfully integrated the Geneva and Hickory flavour businesses acquired in 2001. A new divisional headquarters was established in Rosemont, Chicago. Drawing on synergies throughout the flavour division, a functional flavours development unit was established in the USA. Focused on traditional snacks, prepared meals and dairy growth sectors including dairy based beverages, Mastertaste North America also made good progress through its cheese and dairy flavour unit and through synergies derived by combining Kerry's culturing technologies and Mastertaste flavours.

The Group's focus on the continued development of its ingredients and flavour businesses in American markets led to the following strategic acquisitions in 2002;

(a) Ingredients Businesses

Industrial Deshidratadora, S.A. de C.V. (IDSA), operating from manufacturing facilities in San Juan del Rio and Mexico City is the largest producer of convenience blends in Mexico. The acquisition of IDSA expands Kerry's capability to supply ingredients for application in instant beverages, ready-to-eat cereals, cereal bars and mueslis. In addition IDSA has a well established retail branded franchise, including Benedik Coffee and Lautrec Coffee Creamer.

Ringger Foods, located in Gridley, Illinois extending Kerry's market leadership position in North American speciality extruded food ingredients for application in cereals, confectionery products and nutrition bars.

Roskam Cereal & Agglomerates, based in Grand Rapids, Michigan, adding to Kerry's manufacturing capacity in the fast growing sweet ingredients sector.

Stearns & Lehman Inc., a leading manufacturer of coffeehouse chain, foodservice and branded Italian-style flavoured syrups, beverage flavourings and toppings for the speciality coffee and beverage industries - adding to Kerry's product offering in the foodservice sector.

Building on the launch of 'Nutriant', the Group's U.S. based dedicated nutritional ingredients business, a modern manufacturing facility in Turtle Lake, Wisconsin was acquired to support the manufacture of organic soy isolates and soy concentrates for the nutrition bar and nutritional beverage markets.

Rector Foods, based in Brampton, Ontario, Canada, a leading producer of seasoning blends and marinades for the meat industry, processed food and foodservice sectors.

The Original International Food Ingredients (IFI), located in Irving, Texas, specialising in the development and manufacture of sauce seasonings, meat seasonings, marinades and soup seasonings for the foodservice sector.

(b) Flavour Businesses

St. Louis Flavors, based in Fenton, Missouri was acquired by Mastertaste to enhance the flavour division's technical base in sweet flavours and strengthen its service within the U.S. bakery, beverage and confectionery sectors.

Metarom, located in Granby, Quebec acquired prior to year-end, is the largest private flavour business in Canada. With strong technical capability in the sweet flavour sector, the business is focused on the beverage, dairy and confectionery industries - complementing Mastertaste's U.S. based sweet flavour development facilities.

Asia Pacific

Economic conditions in Kerry's Asia Pacific markets improved in 2002, and the Group recorded a 7% increase in turnover in the region to €143m, with like-for-like sales increased by 5%. Operating profit grew by 10% to €12.7m.

In South East Asia excellent progress was achieved through food coatings and meat seasonings, particularly in Malaysia and Thailand. To meet market growth requirements, prior to year-end, Kerry acquired a major seasonings and marinade manufacturing facility near Bangkok to service the requirements of the meat and seafood industries in the region.

In North Asia, Kerry's speciality ingredients business achieved solid growth in Taiwan, Japan and China, primarily through nutritional bases, cheese powders and speciality lipids. The Group's North Asia regional office in Hong Kong has assisted in building Kerry's customer relationships in this important marketplace.

In the Australian ingredients sector Kerry again made good progress in all sectors with strong advances in meat and poultry segments and the quick-serve-restaurant sector. Excellent growth was also achieved through snack seasonings and food coatings in New Zealand.

Kerry Pinnacle continued to benefit from the growth of in-store bakery chains and franchise shop chains in Australia.

Post Balance Sheet Events

Since year-end, the Group has completed the acquisition of SunPure, a leading manufacturer of natural citrus flavours and ingredients. Located at the centre of the North American citrus industry in Lakeland, Florida, SunPure is also a significant producer of apple essence and beverage flavours and bases. The business, acquired for a total consideration of US$68m, operates from state of the art manufacturing facilities servicing the requirements of a strong customer base in the USA and Japan - including leading flavour houses, branded beverage companies and private label beverage producers. The company has a strong growth record, capitalising on the growth of citrus flavour usage and beverage flavours. Flavoured beverage markets have exhibited strong growth in recent years, fuelled by consumer interest in natural, ethnic and healthier beverage options with more pronounced flavour levels.

In combining SunPure with the Group's existing flavour businesses and technologies, Mastertaste will focus on the significant growth opportunities in wider flavour and beverage growth markets across Europe, Latin America and Asia, as well as its established markets in the U.S. and Japan.

Finance

Operating cash flow (EBITDA) increased by 18% to €390.4m. Allowing for a working capital reduction of €46m, net cash expenditure on capital projects of €92m, interest payments of €50m, tax of €43.6m and dividends of €19m, free cash flow available to the Group was a record €232m.

The total consideration, including debt, arising from Group acquisitions in 2002 amounted to €273m. Net debt at year-end amounted to €763.8m compared to the prior year-end level of €818.9m. Debt to EBITDA stood at a comfortable 2.1 times. Interest charges increased slightly to €50.2m, with EBITDA to interest covered 7.8 times (2001: 6.9 times).

FRS 19 - 'Deferred Tax' and the transitional provisions of FRS 17 'Retirement Benefits' have been adopted in the Group's 2002 Financial Statements. The adoption of FRS 17 has had no effect on either the results for the current year or on results reported in prior periods. The disclosures under the FRS 17 mark to market calculations indicate a net pension deficit of €90m at year-end. The company is reviewing measures to address this deficit which represents less than 5% of current market capitalisation.

FRS 19 requires deferred tax to be accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as otherwise required by the standard. Accordingly, results for prior periods have been restated in line with the new standard. In summary, the current taxation charge in each of the periods under review was approximately 25% of normal trading profits. The FRS 19 restatement has had the effect of adding a further 6% charge against profits for the year but has no cash impact.

As announced at year-end 2001, the Board approved an integration plan for businesses connected with 2001 acquisitions principally Golden Vale. The programme at a cost of €56.6m in 2002 is now nearing completion. The Group is confident that the benefits of this programme in terms of business development and efficiencies will be significant.

The basic weighted average number of ordinary shares in issue for the year was 185,363,778 (2001: 175,674,473). The total number of shares in issue at year-end was 185,613,945 (2001: 184,998,845).

Dividend

The Board has declared a final dividend of 7.85 cent per share, an increase of 16.3% on 2001. Together with the interim dividend of 3.65 cent per share, this raises the total dividend payment for the year to 11.5 cent per share, an increase of 15% on the 2001 dividend. The final dividend will be paid on 30 May 2003 to shareholders registered on the record date 2 May 2003.

Board Changes

Mr. Denis Brosnan has signalled his intention to retire as Chairman later this year and the Board has decided to appoint Mr. Denis Buckley, currently Vice

Chairman, as Chairman Designate to succeed Mr. Brosnan. Mr. Buckley is Chairman of Kerry Co-operative Creameries Limited and a Director of IAWS Group plc.

Mr. James L. Brosnan and Mr. Michael Harty retired from the Board on 1 November 2002. Mr. Patrick Anthony Barrett, Mr. Patrick Minogue and Mr. Denis Wallis were co-opted to the Board on 29 January 2003.

Annual Report and Annual General Meeting

The Group's Annual Report will be published at the beginning of May and the Annual General Meeting will be held in Tralee on 27 May 2003.

Future Prospects

Kerry is well focused on fast growing sectors of the global food industry through its strong geographical base in ingredients and flavours markets. The Group has demonstrated its ability to service the requirements of global food companies through a network of locally based international development and manufacturing operations, achieving preferred supplier status to major multinational food companies.

In the Irish and UK consumer foods markets, Kerry will continue to enhance its position as the leading added value chilled foods supplier.

The Group's strong pipeline of development and acquisition opportunities continues. With a strong balance sheet and record free cash generation, coupled with Kerry's successful track record of speedily integrating a range of acquisitions, the Group is well placed to capitalise on such opportunities.

Notwithstanding currency fluctuations, the trading outlook for the current year is good and the Group is confident of meeting market expectations.

Kerry Group plc
Consolidated Profit and Loss Account
for the year ended 31 December 2002

	Notes	Pre Exceptional Items 2002 €'000	Exceptional Items 2002 €'000	Total 2002 €'000	2001 €'000 (Restated)*
Turnover					
Continuing operations	1	3,754,808	-	3,754,808	3,002,781
Operating profit - continuing operations					
Before goodwill amortisation and exceptional items	1	305,410	-	305,410	260,445
Goodwill amortisation		41,401	-	41,401	23,367
Exceptional restructuring costs	4	-	56,602	56,602	8,097
Operating profit	1	264,009	(56,602)	207,407	228,981
Profit on sale of businesses	4	-	1,744	1,744	6,205
Profit on sale of fixed assets	4	-	279	279	2,187
Interest payable and similar charges		50,238	-	50,238	47,644
Profit before taxation		213,771	(54,579)	159,192	189,729
Taxation - current tax		52,721	(6,116)	46,605	47,204
- deferred tax		13,744	(5,060)	8,684	9,391
Profit after taxation and attributable to ordinary shareholders		147,306	(43,403)	103,903	133,134
Dividends - paid		6,806	-	6,806	6,004
- proposed		14,571	-	14,571	12,487
		21,377	-	21,377	18,491
Retained profit for the year		125,929	(43,403)	82,526	114,643
Earnings per ordinary share (cent)					
- basic before goodwill amortisation and exceptional items	5			101.8	87.9
- basic after goodwill amortisation and exceptional items	5			56.1	75.8
- fully diluted after goodwill amortisation and exceptional items	5			55.7	75.3

* Comparative figures have been restated to reflect the adoption of FRS 19 'Deferred Tax'.

The financial statements were approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Denis Brosnan, Chairman
Hugh Friel, Managing Director

Kerry Group plc
Consolidated Balance Sheet
as at 31 December 2002

	2002 €'000	2001 €'000 (Restated)*
Fixed assets		
Tangible assets	870,406	885,773
Intangible assets	765,384	685,941
	1,635,790	1,571,714
Current assets		
Stocks	363,545	362,173
Debtors	500,606	515,063
Cash at bank and in hand	46,584	19,794
	910,735	897,030
Creditors: Amounts falling due within one year	(821,823)	(775,579)
Net current assets	88,912	121,451
Total assets less current liabilities	1,724,702	1,693,165
Creditors: Amounts falling due after more than one year	(824,134)	(857,674)
Provisions for liabilities and charges	(64,571)	(41,143)
	835,997	794,348
Capital and reserves		
Called-up equity share capital	23,202	23,125
Capital conversion reserve fund	340	340
Share premium account	362,974	357,873
Profit and loss account	418,012	376,208
	804,528	757,546
Deferred income	31,469	36,802
	835,997	794,348

* Comparative figures have been restated to reflect the adoption of FRS 19 'Deferred Tax'.

The financial statements were approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Denis Brosnan, Chairman
Hugh Friel, Managing Director

Kerry Group plc
Consolidated Cash Flow Statement
for the year ended 31 December 2002

	2002 €'000	2001 €'000

Operating profit before goodwill amortisation and exceptional items	305,410	260,445
Depreciation (net)	84,952	70,438
Change in working capital	48,786	(34,473)
Exchange translation adjustment	(2,691)	453
Net cash inflow from operating activities	436,457	296,863
Returns on investments and servicing of finance		
Interest received	1,751	1,882
Interest paid	(51,583)	(47,614)
Taxation	(43,612)	(44,298)
Capital expenditure		
Purchase of fixed assets	(96,183)	(95,647)
Proceeds on the sale of fixed assets	3,584	5,641
Development grants received	398	993
Acquisitions and disposals		
Purchase of subsidiary undertakings	(237,539)	(599,422)
Proceeds on the sale of businesses	33,199	22,049
Deferred creditors paid	(8,883)	(30)
Exceptional restructuring costs	(33,717)	(8,097)
Consideration adjustment on previous acquisitions	(393)	475
Equity dividends paid	(19,293)	(16,574)
Cash outflow before the use of liquid resources and financing	(15,814)	(483,779)
Financing		
Issue of share capital	5,178	165,794
Increase in debt due within one year	81,677	36,590
(Decrease) / increase in debt due after one year	(44,251)	273,194
Increase / (decrease) in cash in the year	26,790	(8,201)

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2002

Increase / (decrease) in cash in the year	26,790	(8,201)
Cash flow from debt financing	(37,426)	(309,784)
Change in net debt resulting from cash flows	(10,636)	(317,985)
Exchange translation adjustment	65,756	(22,592)
Movement in net debt in the year	55,120	(340,577)
Net debt at beginning of year	(818,924)	(478,347)
Net debt at end of year	(763,804)	(818,924)

Kerry Group plc
Statement of Total Recognised Gains and Losses
for the year ended 31 December 2002

	2002 €'000	2001 €'000 (Restated)*
Profit attributable to the Group	103,903	133,134
Exchange translation adjustment on foreign currency net investments	(40,722)	(3,309)
	63,181	129,825
Prior year adjustment - deferred tax	(36,063)	-
Total recognised gains and losses relating to the year	27,118	129,825

* Comparative figures have been restated to reflect the adoption of FRS 19 'Deferred Tax'.

Reconciliation of movements in share capital and reserves
for the year ended 31 December 2002

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account (Restated) €'000	Total (Restated) €'000
At beginning of year	380,998	340	412,271	793,609
Prior year adjustment - deferred tax	-	-	(36,063)	(36,063)
	380,998	340	376,208	757,546
Retained profit	-	-	82,526	82,526
Shares issued during year	5,213	-	-	5,213
Share issue costs	(35)	-	-	(35)
Exchange translation adjustment	-	-	(40,722)	(40,722)
At end of year	386,176	340	418,012	804,528

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits (Restated) €'000	Profit & Loss Account (Restated) €'000
At beginning of year	(438,298)	850,569	412,271
Prior year adjustment - deferred tax	-	(36,063)	(36,063)
	(438,298)	814,506	376,208
Retained profit	(41,401)	123,927	82,526
Exchange translation adjustment	-	(40,722)	(40,722)
At end of year	(479,699)	897,711	418,012

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

Kerry Group plc
Notes to the Financial Statements
for the year ended 31 December 2002

1. Analysis of results by region

	2002 Turnover €'000	2002 Operating Profit €'000	2002 Net Assets €'000	2001 Turnover €'000	2001 Operating Profit €'000	2001 Net Assets €'000 (Restated)
By geographical market of origin:						
Ireland	1,373,681	62,637	463,743	883,267	45,075	490,532
Rest of Europe	1,293,154	109,586	635,040	1,183,774	98,524	634,286
Americas	944,767	120,473	437,909	801,728	105,324	416,532
Asia Pacific	143,206	12,714	63,109	134,012	11,522	71,922
	3,754,808	305,410	1,599,801	3,002,781	260,445	1,613,272
Goodwill amortisation	-	(41,401)	-	-	(23,367)	-
Exceptional restructuring costs	-	(56,602)	-	-	(8,097)	-
Group net debt	-	-	(763,804)	-	-	(818,924)

	3,754,808	207,407	835,997	3,002,781	228,981	794,348

	2002 Turnover €'000	2001 Turnover €'000
By destination:		
Ireland	766,027	520,707
Rest of Europe	1,788,914	1,422,996
Americas	1,002,942	873,436
Asia Pacific	196,925	185,642
	3,754,808	3,002,781

Turnover, operating profit and net assets as presented above are stated net of intra Group transactions and balances.

2. Accounting policies

These accounts have been prepared using the same accounting policies as detailed in the 2001 annual financial statements with the exception of FRS 19 'Deferred Tax' which is applicable to the Group for the first time in the year ended 31 December 2002.

FRS 19 requires deferred tax to be accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as otherwise required by the standard. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are discounted.

The implementation of FRS 19 has decreased the profit for the year ended 31 December 2001 by euro10.3m to euro133.1m and decreased net assets as at 31 December 2001 by euro36.1m to euro794.3m.

3. Basis of preparation and reporting currency

The financial information set out in this document does not constitute full statutory accounts for the years ended 31 December 2002 or 2001 but is derived from same. The 2002 and 2001 accounts have been audited and received unqualified audit reports. The 2002 financial statements were approved by the Board of Directors on 24 February 2003.

The financial statements are prepared under the historical cost convention.

4. Exceptional items

	2002 €'000	2001 €'000 (Restated)
Exceptional restructuring costs	(56,602)	(8,097)
Profit on sale of businesses	1,744	6,205
Profit on sale of fixed assets	279	2,187
	(54,579)	295
Tax on exceptional items	11,176	1,735
	(43,403)	2,030

The exceptional restructuring costs relate to the rationalisation of new and existing businesses arising from the integration of acquisitions made in the current and previous year. These costs can be analysed as follows:

	2002 €'000	2001 €'000
Redundancies and contract compensation	27,058	4,010
Plant closure / relocation	18,510	3,405
Plant and other assets written off	5,889	-
Standardisation of information systems	3,597	682
Other	1,548	-
	56,602	8,097

During the year the Group disposed of a number of businesses in Ireland and the UK. These included the Baileboro and Artigarvan milk processing businesses, which were acquired in 2001 as part of the Golden Vale Group, and the fried products business based in Poole, UK.

The profit on sale of businesses in 2001 relates to the sale of a number of businesses including SPP bakery ingredients in the UK.

5. Earnings per share

	Notes	EPS cent	2002 €'000	EPS cent (Restated)	2001 €'000 (Restated)
*Adjusted earnings before FRS 19***		*109.2*	*202,451*	*94.6*	*166,260*
Deferred tax - FRS 19		7.4	13,744	6.7	11,789
Adjusted earnings*		101.8	188,707	87.9	154,471
Goodwill amortisation		22.3	41,401	13.2	23,367
Exceptional items (net)	4	23.4	43,403	(1.1)	(2,030)
Profit after taxation, goodwill amortisation and exceptional items		56.1	103,903	75.8	133,134
Share option dilution		0.4	-	0.5	-
		55.7	103,903	75.3	133,134

The basic weighted average number of ordinary shares in issue for the year was 185,363,778 (2001: 175,674,473). The diluted weighted average number of ordinary shares in issue for the year was 186,389,840 (2001: 176,870,079). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings per share is calculated as profit after taxation, before goodwill amortisation and exceptional items divided by the weighted average number of ordinary shares.

** Adjusted earnings per share before FRS 19 is adjusted earnings as defined above before the adoption of FRS 19 (i.e. as previously reported). This measure is given to show the impact of adopting the new deferred tax standard.



Kerry Group PLC
05 February 2003

Kerry Group plc

5th February 2003

Re: Final Results - Kerry Group plc

Please be advised that a Board Meeting of Kerry Group plc will be held on 24th February 2003 to approve the preliminary results of the Group for the year ended 31st December 2002 and declare a final dividend. The above will be released to the market at 7.00 am on Tuesday 25th February 2003.

Kerry Group plc
Brian Durran
Group Secretary

4th February 2003




financial
express

Kerry Group PLC
30 January 2003

Kerry Group plc
30 January 2003

Directorate Changes

The Articles of Association of Kerry Group plc stipulate that any Director of the Company who, being a Director of Kerry Co-operative Creameries Limited (KCC), resigns from the Board of KCC shall cease to be a Director of Kerry Group plc.

Due to Board electoral procedures in KCC, it was necessary for Mr. Denis Buckley, Mr. James V. Brosnan, Mr. Walter Costelloe, Mr. Cathal Foley, Mr. Michael Gabbett, Mr. Thomas McEnery and Mr. Eugene McSweeney to resign from the Board of Kerry Group plc and following their re-election as Directors of KCC were co-opted to the Board of the Company on 29 January 2003

In addition, Mr. Patrick Anthony Barrett, Mr. Patrick Minogue and Mr. Denis Wallis, who are also Directors of KCC, were also co-opted to the Board of the Company on the same date.

For further information contact

Frank Hayes
Director of Corporate Affairs
Kerry Group plc

Tel: + 353 66 7182304
Fax: + 353 66 7182972

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 925263

2004 NOV 29 P 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

All relevant boxes should be completed in block capital letters

1. Name of company:	2. Name of director
KERRY Group plc	Michael Griffin
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
DIRECTOR at 2.	AIB Nominees (Jersey) Ltd
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction
Nominee on behalf of beneficial owner	SHARE SALE

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
—	—	50,000	Less than .001%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A ORD 12.5c	€15.00	10 October 2003	16 OCTOBER 2003

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
56,700	Less than .001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

BRIAN DURRAN, Secretary Kerry Group plc

[signature]

Date of notification 17 October 2003

Irish Stock Exchange, Company Announcements Office, 28 Anglesea Street, DUBLIN 2
Facsimile: (01) 677 6045 Telephone: 677 8808 (PLEASE DO NOT POST)


Integritas roburque.

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters

1. Name of company: KERRY GROUP plc	2. Name of director PATRICK MINOGUE
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director at 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK MINOGUE
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction Share Purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
1400	Less than 0.0001%	—	—

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A ORD	€12.15	19 MARCH 2003	20 MARCH 2003

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
~~1500~~ 1537	Less than 0.0001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

BRIAN DURRAN Secretary [signature]

Date of notification 20 MARCH 2003

Irish Stock Exchange, Company Announcements Office, 28 Anglesea Street, DUBLIN 2
Facsimile: (01) 677 6045 Telephone: 677 8808 (PLEASE DO NOT POST)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. [ ]

All relevant boxes should be completed in block capital letters

1. Name of company:	2. Name of director
KERRY GROUP plc	Denis BROSNAN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
DIRECTOR at 2	Denis Brosnan
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction
—	SHARE Sale

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
—	—	100,000	Less than ·001%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A ORd	€11·72	13 MARCH 2003	14 MARCH 2003

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
260,000	Less than ·001%

f a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

BRIAN DURRAN [signature] Secretary Kerry Group plc

Date of notification 14 MARCH 2003



NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.

All relevant boxes should be completed in block capital letters

1. Name of company: KERRY Group plc	2. Name of director BRIAN MEHIGAN
3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest Director at 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) BRIAN Mehigan
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) —	6. Please state the nature of the transaction Share Purchase

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
5000	Less than ·0001%	—	—

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
A Ord	€11·90	14 March 2003	14 MARCH 2003

15. Total holding following this notification	16. Total percentage holding of issued class following this notification
35,000	Less than ·0001%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification

BRIAN DURRAN [signature] Secretary Kerry Group plc

Date of notification 14 MARCH 2003

Irish Stock Exchange, Company Announcements Office, 28 Anglesea Street, DUBLIN 2
Facsimile: (01) 677 6045 Telephone: 677 8808 (PLEASE DO NOT POST)